Filed Pursuant to Rule 424(b)(3)
File No. 333-117673
333-117673-01

Offer to Exchange

the following series of notes:

4.125% Senior Notes due 2009

and

5.500% Senior Notes due 2014

of

América Móvil, S.A. de C.V.

unconditionally guaranteed by Radiomóvil Dipsa, S.A. de C.V.

Material Terms of the Exchange Offer

•	We are offering to exchange, commencing on September 24, 2004, the 4.125% Senior Notes due 2009 we sold previously in private offerings (the Old Notes due 2009) for new registered Exchange Notes due 2009 (the Exchange Notes due 2009).

•	We are also offering to exchange, commencing on September 24, 2004, the 5.500% Senior Notes due 2014 we sold previously in private offerings (the Old Notes due 2014, and together with the Old Notes due 2009, the Old Notes) for new registered Exchange Notes due 2014 (the Exchange Notes due 2014, and together with the Exchange Notes due 2009, the Exchange Notes).

•	The terms of the Exchange Notes due 2009 are identical to the terms of the Old Notes due 2009, and the terms of the Exchange Notes due 2014 are identical to the terms of the Old Notes due 2014, except for the transfer restrictions and registration rights relating to the outstanding Old Notes.

•	We will exchange all Old Notes that are validly tendered and not validly withdrawn.
•	The exchange offer will expire at 5:00 p.m., New York City time, on October 25, 2004 unless we extend it.

•	You may withdraw tenders of Old Notes at any time before 5:00 p.m., New York City time, on the date of the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	We will pay the expenses of the exchange offer.

•	No dealer-manager is being used in connection with the exchange offer.

•	The exchange of Notes will not be a taxable exchange for U.S. federal income tax purposes.

•	Our wholly-owned subsidiary Radiomóvil Dipsa, S.A. de C.V. has irrevocably and unconditionally agreed to guarantee the payment of principal, premium, if any, interest and all other amounts in respect of the Exchange Notes.

See “ Risk Factors” beginning on page 12 for a discussion of certain factors that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be distributed in the exchange offer or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Exchange Notes have been registered in the Sección Especial (the Special Section) of the Registro Nacional de Valores (the National Securities Registry, or the Registry) maintained by the Comisión Nacional Bancaria y de Valores (the National Banking and Securities Commission, or CNBV). Registration of the Exchange Notes in the Special Section of the Registry does not imply any certification as to the investment quality of the Exchange Notes, our solvency or the accuracy or completeness of the information contained or incorporated in this prospectus. The information contained in this prospectus has not been authorized by the CNBV. The Exchange Notes have not been registered in Mexico with the Securities Section of the Registry and, therefore, the Exchange Notes may not be publicly offered or sold in Mexico.

The date of this prospectus is September 24, 2004

We will apply to list the Exchange Notes on the Luxembourg Stock Exchange, but we are not required to maintain this listing.

We are not making an offer to exchange Notes in any jurisdiction where the offer is not permitted, and will not accept surrenders for exchange from holders in any such jurisdiction.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2003, filed with the SEC on June 30, 2004, as amended by our report on Form 20-F/A, filed with the SEC on July 23, 2004 (SEC File No. 001-16269), which we refer to as the “2003 Form 20-F,”

•	our report on Form 6-K, relating to our unaudited condensed consolidated results for the three-month period ended March 31, 2004, furnished to the SEC on July 23, 2004,

•	our report on Form 6-K, relating to our unaudited condensed consolidated results for the three-month and six-month periods ended June 30, 2004, furnished to the SEC on July 30, 2004.

•	any future filings on Form 20-F made with the SEC under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the exchange offer, and

•	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus and prior to the termination of the exchange offer that are identified in such reports as being incorporated by reference in this prospectus.

You may request a copy of any and all of the information that has been incorporated by reference in this prospectus and that has not been delivered with this prospectus, at no cost, by writing or telephoning us at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320 México, D.F., México, attention: Leonel Schofecker, Investor Relations, telephone (5255) 2581-4411. To obtain timely delivery, investors must request this information no later than five business days before the date they must make their investment decision. Copies of these documents will also be made available free of charge by J.P. Morgan Bank Luxembourg S.A., our Luxembourg listing agent, at its office at 5, rue Plaetis, L-2338 Luxembourg.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement for the Exchange Notes, including exhibits, that we have filed with the Securities and Exchange Commission, or the SEC, on Form F-4 under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. We have filed certain of these documents as exhibits to our registration statement and we refer you to those documents. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

We will make available to the holders of the Notes, at the corporate trust office of the trustee under the indenture and supplemental indentures governing the Notes and at the office of our Luxembourg listing agent, copies of the indenture and the supplemental indentures as well as our annual report in English, including a review of operations, and annual audited consolidated financial statements prepared in conformity with generally accepted accounting principles in Mexico, or Mexican GAAP, together with a reconciliation of operating income, net income and total stockholders’ equity to generally accepted accounting principles in the United States, or U.S. GAAP. We will also make available at the office of the trustee and at the office of our Luxembourg listing agent our unaudited condensed consolidated interim financial statements in English prepared in accordance with Mexican GAAP.

PRESENTATION OF FINANCIAL INFORMATION

Financial Statements

This prospectus incorporates by reference our audited financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, from our 2003 Form 20-F.

Our financial statements have been prepared in accordance with Mexican GAAP and presented in Mexican pesos. Mexican GAAP differs in certain respects from U.S. GAAP. Mexican GAAP requires restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Our audited consolidated financial statements and the other financial information appearing in our 2003 Form 20-F, and all annual financial information presented in this prospectus, are accordingly stated in constant pesos with purchasing power as of December 31, 2003.

In accordance with Rule 3-10(e) under Regulation S-X, Note 24 to our audited consolidated financial statements contains condensed consolidating financial information for Telcel.

References in this prospectus to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “pesos,” “P.” or “Ps.” are to the lawful currency of Mexico.

This prospectus contains translations of various peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from constant pesos at the exchange rate of Ps.11.2360 to U.S.$1.00, which was the rate reported by Banco de México for December 31, 2003.

Market Information

In this prospectus, we make statements about our competitive positions and market shares in the wireless telecommunications sector of Mexico and the other countries in which we operate. We have made these statements partly on the basis of information from third-party sources that we believe are reliable. Although we have no reason to believe that any of this third-party information is inaccurate in any material respect, we and Telcel have not independently verified the competitive position, market share and other industry data provided by third parties or by industry or general publications.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and the documents incorporated by reference and does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the documents incorporated by reference, including the risk factors and financial statements.

América Móvil

With 43.7 million wireless subscribers in nine countries at December 31, 2003 (compared to 31.6 million at year-end 2002), we are the largest provider of wireless communications services in Latin America and one of the ten largest in the world. Because our focus is on Latin America, a substantial majority of our wireless subscribers are prepaid customers. We also had approximately 1.6 million fixed lines in Guatemala and El Salvador at December 31, 2003, making us the largest fixed-line operator in Central America. We have recently deployed GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala and Nicaragua and are in the process of deploying a GSM network in Argentina.

For the year ended December 31, 2003, we had operating revenues of Ps. 85,941 million (U.S.$7,649 million) and net income of Ps. 15,032 million (U.S.$1,338 million), based on Mexican GAAP. At December 31, 2003, we had total assets of Ps. 149,979 million (U.S.$13,349 million) and total stockholders’ equity of Ps. 69,212 million (U.S.$6,160 million), based on Mexican GAAP.

Our principal operations are:

•	Mexico. Through Radiomóvil Dipsa, S.A. de C.V., which operates under the name “Telcel,” we provide cellular telecommunications service in all nine regions in Mexico, with a network covering approximately 35% of the geographical area of Mexico, including all major cities, and approximately 81% of Mexico’s population. At December 31, 2003, Telcel had 23.4 million subscribers, and Telcel is the largest provider of wireless telecommunications services in Mexico. For the year ended December 31, 2003, Telcel had operating revenues of Ps. 52,466 million (U.S.$4,669 million). Our Mexican operations represented approximately 61% of our consolidated operating revenues in 2003.

•	Argentina. In 2003, we acquired CTI, the fourth largest wireless operator in Argentina measured by the number of subscribers. CTI provides nationwide wireless services in Argentina.

•	Brazil. With approximately 9.5 million subscribers as of December 31, 2003, we are the second largest provider of wireless telecommunications services in Brazil. We operate in Brazil through our subsidiary, Telecom Americas, and a number of operating companies, under a unified brand name, “Claro.” During 2003, we significantly expanded our coverage in Brazil by acquiring BCP S.A. and BSE S.A. BCP is the second largest wireless provider in the São Paulo metropolitan area. Our network covers the principal cities in Brazil (including São Paulo and Rio de Janeiro) and approximately 140 licensed points of presence. For the year ended December 31, 2003, Telecom Americas had operating revenues of Ps. 11,397 million (U.S.$1,014 million), which represented approximately 13% of our consolidated operating revenues in 2003.

•	Central America. We provide fixed-line and wireless services in Guatemala and El Salvador, through our subsidiaries Telgua and CTE. We provide wireless services in Nicaragua through our subsidiary Sercom Nicaragua. The wireless business of Telgua and Sercom Nicaragua operate under the “PCS Digital” and, for prepaid services, “Alo” brands. We acquired a controlling interest in CTE in 2003. CTE operates under the “Telecom” brand. In January 2004, we acquired a non-controlling 49% interest in ENITEL, which provides fixed, mobile and other telecommunications services in Nicaragua, and in August 2004, we acquired an additional 50.03% interest in ENITEL. In June 2004, we acquired Megatel de Honduras, which provides wireless and other telecommunications services in Honduras.

•	Colombia. Our three operating subsidiaries in Colombia—Comcel, Occel and Celcaribe—operate under the “Comcel” brand. We are the largest wireless operator in the country measured by the number of subscribers.

•	Ecuador. Conecel, our subsidiary in Ecuador, is the largest wireless operator in Ecuador measured by the number of subscribers. Conecel operates under the “Porta” brand.

•	United States. Our U.S. subsidiary, TracFone, is engaged in the sale and distribution of prepaid wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands.

Our Markets

We operate pursuant to concessions or licenses to provide wireless telecommunications services in each of the countries in which we operate. We seek to provide a full range of wireless telecommunications services in each of our markets. Our networks are consistently optimized to try to ensure maximum coverage and high quality service. We have recently deployed GSM networks in Mexico, Brazil, Colombia, Ecuador, Guatemala and Nicaragua, and we are in the process of deploying a GSM network in Argentina. In 2003, we invested Ps. 13.7 billion (U.S. $1.2 billion) in our networks in capital expenditures. We also seek to expand market share by exploring strategic acquisition opportunities in Latin America.

Our principal markets of operations are Mexico and Brazil, the two largest economies in Latin America. We are the largest provider of wireless communication services in Mexico and the second largest in Brazil, based on the number of subscribers at December 31, 2003. Telcel and Telecom Americas combined represented 74.3% of our operating revenues in 2003. In 2003, the Mexican Finance Ministry estimates that the Mexican economy grew at a rate of 1.5% per annum and has projected economic growth of 3.5% for 2004. In Brazil, the economy contracted at a rate of 0.2% in 2003 according to the Brazilian Ministry of Economy, and economic growth in 2004 is projected at 3.5%. We believe that economic growth in these two key countries will enhance our operating revenues.

We believe our countries of operation offer considerable growth potential. Mexico, Brazil, Argentina, Colombia, Ecuador, El Salvador, Guatemala and Nicaragua represent a combined estimated population of 362 million, or 67% of the total estimated population of Latin America of 540 million in 2003. Our markets are characterized by relatively low fixed line and wireless penetration rates compared to the United States and Europe.

In most of our markets, the regulatory environment has become increasingly more open and flexible over the past decade. These changes have increased competition as markets have become more open to new entrants. In Mexico, these changes have exposed us to competition from domestic competitors and from international operators. In other markets, these changes have allowed us an opportunity to enter as a competitor and capture market share from local providers.

Developments Regarding our Board of Directors

At a meeting of our Board of Directors on July 13, 2004, we announced the appointment of Mr. Carlos Slim Helú as Honorary Lifetime Chairman of our Board of Directors and Mr. Patrick Slim Domit as the new Chairman of our Board of Directors. Mr. Patrick Slim Domit was elected to our Board of Directors at our annual shareholders meeting on April 27, 2004.

Our principal executive offices are located at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México D.F., México. Our telephone number is (5255) 2581-4411.

The Exchange Offer

Exchange Notes	Up to U.S.$500,000,000 aggregate principal amount of 4.125% Senior Notes due 2009 and up to U.S.$800,000,000 aggregate principal amount of 5.500% Senior Notes due 2014.

The terms of the Exchange Notes due 2009 and the Old Notes due 2009 are identical in all respects, and the terms of the Exchange Notes due 2014 and the Old Notes due 2014 are identical in all respects, except that because the offer of the Exchange Notes in each case will have been registered under the Securities Act, the Exchange Notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the registration rights agreement.

Exchange offer

We are offering to issue the Exchange Notes in exchange for a like principal amount of your Old Notes. In connection with the private placement of Old Notes in March 2004, we and our wholly-owned subsidiary Radiomóvil Dipsa, S.A. de C.V., also known as “Telcel,” entered into a registration rights agreement, which grants holders of the Old Notes certain exchange and registration rights. The exchange offer is intended to satisfy our and Telcel’s obligations under the registration rights agreement.

If the exchange offer is not completed within the time period specified in the registration rights agreement, we will be required to pay additional interest on the Old Notes.

Resale of the Exchange Notes

Based on existing interpretations by the staff of the SEC set forth in interpretive letters issued to parties unrelated to us, we believe that you will generally be able to freely transfer the Exchange Notes issued in the exchange offer without compliance with the registration or prospectus delivery requirements of the Securities Act.

If you are a broker-dealer and receive Exchange Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, you must represent to us that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on October 25, 2004 unless we extend it.

Withdrawal rights	You may withdraw the tender of your Old Notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Procedure for tendering the Old Notes

If you wish to tender your Old Notes for exchange in the exchange offer, you or the custodial entity through which you hold your Old Notes must follow the procedures described on page 28 under “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering.”

To participate in the exchange offer, you must execute or agree to be bound by the letter of transmittal, through which you will represent to us and Telcel, among other things, that:

•	any Exchange Notes received by you will be acquired in the ordinary course of business,

•	you do not have any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act,

•	you are not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or Telcel,

•	you are not engaged in, and do not intend to engage in, a distribution of the Exchange Notes, and

•	if you are a broker-dealer, (i) you will receive Exchange Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities and (ii) you will deliver a prospectus in connection with any resale of those Exchange Notes to the extent required by applicable law or regulation or SEC pronouncement.

Certain tax considerations	The exchange of Notes will not be a taxable exchange for U.S. federal income tax purposes.

Consequences of failure to exchange	If we complete the exchange offer and you do not participate in it, then:

•	your Old Notes will continue to be subject to the existing restrictions upon their transfer,

•	we and Telcel will have no further obligation to provide for the registration under the Securities Act of those Old Notes except under certain limited circumstances, and, following completion of the exchange offer, those Old Notes will bear interest at the same rate as the Exchange Notes, and

•	the liquidity of the market for your Old Notes could be adversely affected.

Use of proceeds	We will not receive any proceeds from the issuance of the Exchange Notes pursuant to the exchange offer.

Exchange agent	JPMorgan Chase Bank is serving as exchange agent in connection with the exchange offer.

Information agent	D.F. King & Co., Inc. is serving as information agent in connection with the exchange offer.

Summary of Terms of the Exchange Notes

The terms of the Exchange Notes due 2009 and the Old Notes due 2009 are identical in all respects, and the terms of the Exchange Notes due 2014 and the Old Notes due 2014 are identical in all respects, except that because the offer of the Exchange Notes will have been registered under the Securities Act, the Exchange Notes in each case will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the registration rights agreement.

Notes being offered	U.S.$500,000,000 aggregate principal amount of 4.125% Senior Notes due 2009; and

U.S.$800,000,000 aggregate principal amount of 5.500% Senior Notes due 2014.

Issuer	América Móvil, S.A. de C.V.

Guarantor	Radiomóvil Dipsa, S.A. de C.V. (also known as “Telcel”).

Maturity	March 1, 2009 (in the case of the Notes due 2009).

March 1, 2014 (in the case of the Notes due 2014).

Interest rate	The Notes due 2009 bear interest at the rate of 4.125% per year, based upon a 360-day year consisting of 30-day months.

The Notes due 2014 bear interest at the rate of 5.500% per year, based upon a 360-day year consisting of 30-day months.

Interest payment dates	Interest on the Notes is payable semi-annually on September 1 and March 1 of each year.

Guarantee	Payments of principal, premium, if any, interest and additional amounts due under the Notes is irrevocably and unconditionally guaranteed by Telcel.

Ranking

The Notes are our unsecured and unsubordinated obligations and rank equally in right of payment with all of our other unsecured and unsubordinated debt. The guarantees are unsecured and unsubordinated obligations of Telcel and rank equally in right of payment with all other unsecured and unsubordinated debt of Telcel. The Notes and the guarantees are effectively subordinated to all of our and Telcel’s existing and future secured obligations and to all existing and future indebtedness of our subsidiaries other than Telcel. The Notes do not restrict our ability or the ability of Telcel or our other subsidiaries to incur additional indebtedness in the future. At December 31, 2003, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated obligations under indebtedness and guarantees of subsidiary indebtedness of approximately Ps. 40,966 million (U.S.$3,646 million). At December 31, 2003, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 42,832 million (U.S.$3,812 million), excluding debt owed to other of our subsidiaries.

Payment of additional amounts

If you are not a resident of Mexico for tax purposes, payments of interest on the notes to you will generally be subject to Mexican withholding tax at a rate of 4.9% or, under certain circumstances, 10%. See “Taxation—Mexican Tax Considerations.” We will pay additional amounts in respect of those payments of interest so that the amount you receive after Mexican withholding tax is paid equals the amount that you would have received if no such Mexican withholding tax had been applicable, subject to some exceptions as described under “Description of Notes—Payment of Additional Amounts.”

Optional redemption

We may redeem any of the Notes at any time in whole or in part by paying the greater of the principal amount of the notes and a “make-whole” amount, plus, in each case accrued interest, as described under “Description of Notes—Optional Redemption.”

Tax redemption

If, due to changes in Mexican laws relating to Mexican withholding taxes applicable to payments of interest, we are obligated to pay additional amounts on the notes in excess of those attributable to a Mexican withholding tax rate of 10%, we may redeem the outstanding Notes in whole (but not in part) at any time, at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

Trustee, principal paying agent, and transfer agent	JPMorgan Chase Bank.

Luxembourg transfer agent and paying agent	J.P. Morgan Bank Luxembourg S.A.

Luxembourg listing agent	J.P. Morgan Bank Luxembourg S.A.

Governing law	State of New York.

Luxembourg listing

We will apply to list the Exchange Notes on the Luxembourg Stock Exchange in accordance with the rules and regulations of the Luxembourg Stock Exchange, but we are not required to maintain this listing. See “Listing and General Information.”

Risk factors

Before participating in the exchange offer, a holder of Old Notes should consider carefully all of the information included or incorporated in this prospectus and, in particular, the information set forth under “Risk Factors” beginning on page 12.

Selected Consolidated Financial and Operating Information

The following table presents selected consolidated financial and operating data of América Móvil at the dates and for the periods indicated. The summary data should be read in conjunction with, and are qualified in their entirety by reference to, América Móvil’s audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 and notes thereto incorporated in this prospectus.

Our financial statements have been prepared in accordance with Mexican GAAP and presented in Mexican pesos. Mexican GAAP differs in certain respects from U.S. GAAP. Note 23 to our audited consolidated financial statements, incorporated in this prospectus, provides a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us, a reconciliation to U.S. GAAP of operating income, net income and total stockholders’ equity and a condensed statement of cash flows under U.S. GAAP.

Pursuant to Mexican GAAP, in our audited consolidated financial statements and the selected financial information set forth below:

•	nonmonetary assets (including plant, property and equipment of Mexican origin) and stockholders’ equity are restated for inflation based on the Mexican National Consumer Price Index; plant, property and equipment of non-Mexican origin are restated based on the rate of inflation in the country of origin and converted into Mexican pesos using the prevailing exchange rate at the balance sheet date;

•	gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income; and

•	all financial statements are restated in constant pesos as of December 31, 2003.

The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders’ equity, except with respect to the methodology for restatement of imported telephone plant. See Note 23 to our audited consolidated financial statements, incorporated in this prospectus.

The consolidated financial statement data of América Móvil in the following table as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements, which have been reported on by Mancera S.C., a member practice of Ernst & Young Global, independent auditors, and, with respect to certain of our subsidiaries, certain other independent auditors. The following table also presents selected financial data of América Móvil as of earlier dates and for earlier years, which have been prepared in a manner consistent with the information set forth in the consolidated financial statements.

	As of and for the year ended December 31,
	1999(1)		2000		2001		2002		2003		2003
	(millions of constant pesos as of December 31, 2003)(2)										(millions of U.S. dollars)(2)
AMÉRICA MÓVIL

Income Statement Data:
Mexican GAAP
Operating revenues	Ps.	18,010	Ps.	33,073	Ps.	45,457	Ps.	59,743	Ps.	85,941	U.S.$	7,649
Operating costs and expenses		15,453		29,880		38,783		46,762		67,981		6,050
Depreciation and amortization		1,737		3,395		4,920		8,606		13,878		1,235
Operating income (loss)		2,557		3,193		6,674		12,980		17,960		1,599
Comprehensive financing cost (income)		(3,571)		(1,196)		665		1,023		(2,123)		(189)
Majority net income (loss)		5,010		994		(910)		4,784		15,032		1,338
Majority net income (loss) per share:
Basic(3)		0.35		0.07		(0.07)		0.36		1.16		0.10
Diluted(4)		0.35		0.07		(0.07)		0.36		1.16		0.10
Dividends declared per share(5)		—		—		0.040		0.044		0.060		0.005
Dividends paid per share(6)		—		—		0.030		0.043		0.056		0.005
Weighted average number of shares outstanding (millions):
Basic		—		—		13,199		13,123		12,912		—
Diluted		—		—		13,199		13,123		12,914		—

U.S. GAAP
Operating revenues	Ps.	18,237	Ps.	33,490	Ps.	45,457	Ps.	59,743	Ps.	85,941	U.S.$	7,649
Operating costs and expenses		16,369		31,308		39,316		46,431		67,405		5,999
Depreciation and amortization		1,931		3,696		5,496		8,138		13,368		1,190
Operating income (loss)		1,868		2,182		6,141		13,312		18,536		1,650
Comprehensive financing cost (income)		(3,602)		(1,482)		727		712		(1,973)		(176)
Majority net income (loss)		3,140		(470)		(670)		6,037		14,899		1,326
Majority net income (loss) per share:
Basic(3)		0.21		(0.03)		(0.05)		0.46		1.15		0.10
Diluted(4)		0.21		(0.03)		(0.05)		0.46		1.15		0.10

Balance Sheet Data:

Mexican GAAP
Property, plant and equipment, net	Ps.	14,610	Ps.	37,557	Ps.	43,934	Ps.	62,994	Ps.	71,162	U.S.$	6,333
Total assets		76,995		100,857		101,833		117,538		149,979		13,349
Short-term debt and current portion of long-term debt		460		7,636		6,928		10,637		12,108		1,078
Long-term debt		2,831		1,340		16,674		37,399		37,205		3,311
Total stockholders’ equity(7)		65,472		75,136		62,233		51,146		69,212		6,160
Capital stock		—		31,224		31,201		31,193		31,191		2,776
Number of outstanding shares (millions):
Series AA		—		3,266		3,807		3,647		3,647		3,647
Series A		—		339		315		291		279		279
Series L		—		10,405		9,077		8,978		8,910		8,910

	As of and for the year ended December 31,
	1999(1)		2000		2001		2002		2003		2003
	(millions of constant pesos as of December 31, 2003)(2)										(millions of U.S. dollars)(2)

U.S. GAAP
Property, plant and equipment, net	Ps.	15,034	Ps.	37,657	Ps.	47,118	Ps.	64,139	Ps.	76,893	U.S.$	6,843
Total assets		78,756		102,875		105,993		120,611		158,586		14,114
Short-term debt and current portion of long-term debt		—		7,732		6,928		10,637		12,108		1,078
Long-term debt		2,868		1,357		16,674		37,399		37,205		3,311
Minority interest		786		2,427		822		1,225		5,099		454
Total stockholders’ equity		63,498		71,030		62,615		50,389		71,167		6,334
Capital stock		—		31,617		31,594		31,587		31,585		2,811

Subscriber Data:
Number of subscribers (in thousands)				17,124		26,594		31,600		43,725		—
Subscriber growth				—		55.3%		18.8%		38.4%		—

(1)	Prepared on a consolidated basis from the historical accounting records of Teléfonos de México, S.A. de C.V., or “Telmex,” representing the combined historical operations of the entities that Telmex transferred to us in the spin-off that established América Móvil in September 2000.
(2)	Except per share data.
(3)	For 1999, based on 14,485 million shares outstanding at September 25, 2000, the date América Móvil was established. For 2000, assumes 14,485 million shares outstanding for the period prior to September 25, 2000. We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(4)	For 1999, based on 14,485 million diluted shares outstanding at September 25, 2000, the date América Móvil was established. For 2000, assumes 14,485 million diluted shares outstanding for the period prior to September 25, 2000. We have not included net income or dividends on a per ADS basis. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(5)	Nominal amounts. Figures provided represent the annual dividend declared at the general shareholders’ meeting.
(6)	Nominal amounts. Cash dividends per share, translated into U.S. dollars at the exchange rate on each of the respective payment dates, were U.S.$ 0.005, U.S.$ 0.004 and U.S.$ 0.003 for the years ended December 31, 2003, December 31, 2002 and December 31, 2001, respectively.
(7)	Includes minority interest.

RISK FACTORS

You should carefully consider the following factors in addition to the other information presented or incorporated by reference in this prospectus.

Risks Relating to the Notes and the Exchange Offer

There May Not Be a Liquid Trading Market for the Exchange Notes

The Exchange Notes are being offered to the holders of the Old Notes. The Exchange Notes will constitute a new issue of securities for which, prior to the exchange offer, there has been no public market, and the Exchange Notes may not be widely distributed. We will apply to list the Exchange Notes on the Luxembourg Stock Exchange in accordance with the rules and regulations of the Luxembourg Stock Exchange, but we are not required to maintain this listing. We do not intend to arrange for quotation of the Exchange Notes on any automated dealer quotation system. Accordingly, we cannot assure that an active trading market for the Exchange Notes will develop. If a market for any of the Exchange Notes does develop, the price of such Exchange Notes may fluctuate and liquidity may be limited. If a market for any of the Exchange Notes does not develop, purchasers may be unable to resell such Exchange Notes for an extended period of time, if at all.

Your Failure to Tender Old Notes in the Exchange Offer May Affect Their Marketability

If you do not exchange your Old Notes for Exchange Notes in the exchange offer, you will continue to be subject to the existing restrictions on transfers of the Old Notes. If the exchange offer is completed, we and Telcel will have no further obligation to provide for registration of Old Notes except under limited circumstances described under “The Exchange Offer—Resale Registration Statement; Special Interest,” and those Old Notes will bear interest at the same rate as the Exchange Notes.

Consequently, after we complete the exchange offer, if you continue to hold Old Notes and you seek to liquidate your investment, you will have to rely on an exemption from the registration requirements under applicable securities laws, including the Securities Act, regarding any sale or other disposition of Old Notes. Further, to the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market, if any, for the Old Notes could be adversely affected.

Creditors of our subsidiaries will have priority over the holders of the Notes in claims to assets of our subsidiaries other than Telcel

The Notes will be our obligations and will be guaranteed by Telcel. We conduct substantially all of our business and hold substantially all of our assets through our subsidiaries. The shares of all of our operating subsidiaries, including Telcel, are held directly or indirectly by our wholly-owned subsidiary, Sercotel, S.A. de C.V. Claims of creditors of our subsidiaries other than Telcel, including trade creditors and bank and other lenders, will have priority over the holders of the Notes in claims to assets of our subsidiaries other than Telcel. At December 31, 2003, Sercotel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 28,896 million (U.S.$2,572 million).

At December 31, 2003, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 42,832 million (U.S.$3,812 million), excluding debt owed to América Móvil or other of our subsidiaries. All such indebtedness of Telcel ranks equally with Telcel’s guarantees in respect of the Notes. In addition, our ability to meet our obligations, including under the Notes, will depend, in significant part, on our receipt of cash dividends, advances and other payments from our subsidiaries.

Judgments of Mexican courts enforcing our obligations under the Notes would be payable only in Mexican pesos

If proceedings were brought in Mexico seeking to enforce in Mexico our obligations in respect of the Notes or the guarantees, we would be required to discharge our obligations in Mexico in Mexican pesos. Under the Ley Monetaria de los Estados Unidos Mexicanos (the Mexican Monetary Law), an obligation denominated in a currency other than Mexican pesos that is payable in Mexico may be satisfied in Mexican pesos at the rate of exchange in effect on the date of payment. This rate is currently determined by Banco de México and published in the Official Gazette of Mexico. As a result, the amount paid by us in pesos to holders of the Notes may not be readily convertible into the amount of U.S. dollars that we are obligated to pay under the indenture and supplemental indentures. In addition, our obligation to indemnify against exchange losses may be unenforceable in Mexico.

Our obligations under the Notes would be converted in the event of bankruptcy

Under Mexico’s Ley de Concursos Mercantiles (Law on Mercantile Reorganization), if we and/or Telcel were declared bankrupt or in concurso mercantil, our obligations under the Notes and the guarantees:

•	would be converted into pesos and then from pesos into inflation-adjusted units, or Unidades de Inversión (known as UDIs);

•	would be satisfied at the time claims of all our creditors are satisfied;

•	would be subject to the outcome of, and priorities recognized in, the relevant proceedings;

•	would cease to accrue interest; and

•	would not be adjusted to take into account any depreciation of the peso against the dollar occurring after such declaration.

Telcel’s guarantees of the Notes may not be enforceable in the event of a bankruptcy of Telcel

Telcel’s guarantees of the Notes provides a basis for a direct claim against Telcel; however, it is possible that the guarantees may not be enforceable. While Mexican law does not prohibit the giving of guarantees and, as a result, does not prevent Telcel’s guarantees from being valid, binding and enforceable against Telcel, in the event Telcel is declared bankrupt or becomes subject to bankruptcy reorganization (concurso mercantil), the guarantees may be deemed to have been a fraudulent transfer and declared void, if it is determined that Telcel did not receive adequate consideration in exchange for the guarantees. If the guarantees become unenforceable, the Notes would effectively be subordinated to all liabilities, including trade payables, of Telcel. At December 31, 2003, Telcel had, on an unconsolidated basis, total liabilities of Ps. 50,110 million (U.S.$4,460 million). This amount includes approximately Ps. 28,239 million (U.S.$2,513 million) of debt of Telcel owed to us or our other subsidiaries.

Mexican law may limit the ability of holders of Notes to enforce their rights under the guarantees against Telcel

Creditors of Telcel, including a holder of the Notes that are guaranteed by Telcel, may face limitations under Mexican law in attempting to enforce a claim against Telcel’s assets to the extent those assets are used in providing public service under Telcel’s concessions.

Developments in other countries may affect prices for the Notes and adversely affect our ability to raise additional financing

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in the values of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. More recently, prices of Mexican securities have been adversely affected by the economic crisis in Argentina. The market value of the Notes could be adversely affected by events elsewhere, especially in emerging market countries.

Risks Relating to Our Business

Substantial and increasing competition in the wireless industry could adversely affect the revenues and profitability of our business

Our wireless businesses face substantial competition, typically from at least one other wireless provider, and increasingly from multiple providers. We also face competition from fixed-line telephone companies and, increasingly, other service providers such as cable, paging and Internet companies.

We expect that competition will intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services, and the auction in each of the jurisdictions in which we operate of additional spectrum. We also expect the current consolidation trend in the wireless industry to continue, as companies respond to the need for cost reduction and additional spectrum. This trend may result in larger competitors with greater financial, technical, promotional and other resources to compete with our businesses.

Among other things, our competitors could:

•	provide increased handset subsidies;

•	offer higher commissions to retailers;

•	provide free airtime or other services (such as Internet access);

•	expand their networks faster; or

•	develop and deploy improved wireless technologies faster.

We anticipate that competition will lead to increases in advertising and promotional spending, along with increased demands on access to distribution channels. In addition, portability requirements, which enable customers to switch wireless providers without changing their wireless numbers, have been introduced in some of our markets and may be introduced in other markets in the future. These developments may lead to smaller operating margins, greater choices for customers, possible consumer confusion and increasing movement of customers among competitors, which may make it difficult for us to retain customers or add new customers. The cost of adding new customers may also continue to increase, reducing profitability even if customer growth continues.

Our ability to compete successfully will depend on customer service, on marketing and on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. In Mexico, Telcel’s business is subject to extensive government regulation, principally by the Comisión Federal de Telecomunicaciones (Federal Telecommunications Commission, or “Cofetel”) and the Comisión Federal de Competencia (Federal Competition Commission, or “Cofeco”), and may be adversely affected by changes in law or by actions of Mexican regulatory authorities.

The Mexican Communications Ministry is authorized to impose specific rate and other requirements on any wireless operator that is determined by Cofeco to have substantial market power. While no such determination has been made with respect to the wireless market in Mexico, we can provide no assurances that the regulatory authorities will not make such a determination with respect to Telcel and impose specific rate requirements or other special regulations on us, such as additional requirements regarding disclosure of information or quality of service. Any such new regulation could have a material adverse effect on our operations.

Many Latin American countries are in the process of deregulating and privatizing the provision of communications services, including wireless services, and many of the laws, regulations and licenses that regulate our businesses, including in Argentina, Brazil, Colombia, Ecuador, El Salvador, Guatemala and Nicaragua, became effective only recently. Consequently, there is only a limited history that would allow us to predict the impact of these legal regulations on our future operations. In addition, changes in political administrations could lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

We will, in the future, either have to acquire additional radio spectrum capacity or build more cell and switch sites in Mexico in order to expand our customer base and maintain the quality of our services

Licensed radio spectrum is essential to our growth and the quality of our services, particularly for GSM services. In order to utilize less spectrum, we could increase the density of our network by building more cell and switch sites, but such measures could be costly and would be subject to local restrictions and approvals.

The Mexican government has not auctioned additional spectrum since 1998. In 2003, we decided to acquire capacity services from Operadora Unefon in the 1900 megahertz spectrum for a period of 16 years. The Mexican government has announced that it intends to auction 1900 megahertz spectrum during 2004, and we expect to participate in any such auction. Prior to participating in any auction for spectrum, each participant must obtain an authorization from Cofeco. A separate authorization is required for each auction, and spectrum for each region is auctioned separately. Cofeco has broad discretion in granting such authorizations, and Cofeco may take into account factors such as competition and capacity utilization prior to granting any authorization to Telcel to participate in any auction.

In 1998, Cofeco did not allow Telcel to participate in certain spectrum auctions, but we believe that the reasons for Cofeco’s denial are no longer applicable given the entry of new competitors in the Mexican market and our spin-off from Telmex. Although we believe that Cofeco should authorize Telcel to participate in future spectrum auctions, we can give no assurance that it will do so. We cannot assure you that, if additional spectrum is awarded to us by the Mexican government, a third party will not appeal the result of such bidding process. Any restrictions on our ability to acquire or use spectrum may have a material effect on our business.

Our concessions and licenses are subject to termination

The terms of our concessions and licenses typically require the operator to meet specified network build-out requirements and schedules, as well as to maintain minimum quality, service and coverage standards. If we fail to comply with these and other criteria, the result could be revocation of our concessions or licenses, the imposition of fines or other government actions. Our ability to comply with these criteria is subject in certain respects to factors beyond our control. We cannot assure you that our international businesses will be able to comply fully with the terms of their concessions or licenses.

In Mexico, the Mexican telecommunications law and Telcel’s concessions include various provisions under which the concessions may be terminated by the Mexican Communications Ministry before their scheduled expiration dates. Among other things, these concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards by, for example, interrupting service without justified cause or failing to meet interconnection requirements. Also, the Mexican telecommunications law gives certain rights to the Mexican government, including the right to revoke the concessions pursuant to an expropriation or to take over the management of Telcel’s networks, facilities and personnel in cases of imminent danger to national security, internal peace or the national economy, natural disasters and public unrest. The loss of any one concession could have a material adverse effect on our business and results of operations.

We have invested in countries in which we have limited experience, and we may be unsuccessful in addressing the new challenges and risks they present

We have invested in a growing number of telecommunications businesses outside our historical core activity of providing wireless telecommunications services in Mexico, and we plan to continue to do so in the rest of Latin America. These investments have been made in some countries in which we have little experience and may involve risks to which we have not previously been exposed. Some of the investments are in countries that may present different or greater risks than Mexico, such as Argentina, Brazil, Colombia, Ecuador, El Salvador, Guatemala and Nicaragua. Many of these businesses are start-up or development-stage companies with unproven business models and inexperienced management that in some cases will require substantial investments in the near future. We cannot assure you that these investments will be successful.

We are subject to significant litigation

Some of our subsidiaries are subject to significant litigation, which if determined adversely to our interests may have a material adverse effect on our business, results of operations, financial condition or prospects. In Mexico, Telcel is subject to proceedings for alleged antitrust practices. We cannot predict how these proceedings will be resolved and, if resolved contrary to our interests, what fines or restrictions may be imposed on our Mexican operations. These restrictions, which could be imposed by means of special regulations, may include significant limitations on our ability to conduct business as currently conducted.

A system failure could cause delays or interruptions of service, which could cause us to lose customers

We will need to continue to provide our subscribers with reliable service over our network. Some of the risks to our network and infrastructure include the following:

•	physical damage to access lines;

•	power surges or outages;

•	software defects; and

•	disruptions beyond our control.

Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose subscribers and incur additional expenses.

If our current churn rate increases, our business could be negatively affected

The cost of acquiring a new subscriber is much higher than the cost of maintaining an existing subscriber. Accordingly, subscriber deactivations, or churn, could have a material negative impact on our operating income, even if we are able to obtain one new subscriber for each lost subscriber. Because a substantial majority of our subscribers are prepaid, we do not have long-term contracts with those subscribers. Our weighted monthly average churn rate for the twelve-month period ended December 31, 2003 was 2.9% as compared to 3.2% for the twelve-month period ended December 31, 2002. If we experience an increase in our churn rate, our ability to achieve revenue growth could be materially impaired. In addition, a decline in general economic conditions could lead to an increase in churn, particularly among our residential subscribers.

Risks Relating to the Wireless Industry Generally

Changes in the wireless industry could affect our future financial performance

The wireless communications industry is experiencing significant change. These changes include, among others, the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. In Mexico and in the other countries in which we conduct business, there is uncertainty as to the pace and extent of growth in subscriber demand, and as to the extent to which prices for airtime and line rental may continue to decline.

There are three existing digital technologies for wireless communications, none of which is compatible with the others. In the past, Telcel and certain of our international businesses used time division multiple access (TDMA) technology for their digital networks, while certain of our other international businesses used code division multiple access (CDMA) as their digital wireless technology. We are introducing global system for mobile communications (GSM) technology in all of our markets. Telcel launched GSM services in Mexico in October 2002, and we began offering GSM services in Argentina, Brazil, Colombia, Ecuador and Guatemala during 2003. If future wireless technologies that gain widespread acceptance are not compatible with the technologies we use, we may be required to make capital expenditures in excess of our current forecasts in order to upgrade and replace our technology and infrastructure.

We are dependent upon a limited number of suppliers and vendors to provide us with services or equipment on a timely and cost-effective basis

Each of our wireless businesses relies primarily on a single vendor for its switch and cell site equipment and on a single supplier or small group of suppliers for its handsets and other customer equipment. If we had to replace a primary supplier of switch and cell site equipment because, for example, it ceased to provide timely or cost-effective equipment or service, the transition to another supplier could entail delays and additional costs. Supplies of customer equipment may be subject to periodic shortages, and our ability to grow will be limited if we cannot rely on our suppliers to ensure sufficient quantities and quality of equipment.

We may incur significant losses from wireless fraud and from our failure to successfully manage collections

Our wireless businesses incur losses and costs associated with the unauthorized use of these wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. In the year ended December 31, 2003, Telcel refunded to its customers approximately Ps. 1.53 million due to wireless fraud. Although we seek to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot assure you that these efforts will be effective or that fraud will not result in material costs for us in the future.

Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to obtain illegally telephone numbers and electronic serial numbers during cellular transmission. Stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of our subscribers is used to place fraudulent calls from another carrier’s market, resulting in a roaming fee charged to us that cannot be collected from the subscriber.

Concerns about health risks relating to the use of wireless handsets and base stations may adversely affect our business

Media and other reports have linked radio frequency emissions from wireless handsets and base stations to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions raise health concerns, concerns over radio frequency emissions may discourage the use of wireless handsets, which could have a material adverse effect on our results of operations. Government authorities could also increase regulation of wireless handsets and base stations as a result of these concerns. In addition, lawsuits have been filed in the United States against certain participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage, and our businesses may be subject to similar litigation in the future. Research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns. Any negative findings in these studies could adversely affect the use of wireless handsets and, as a result, our future financial performance.

Risks Relating to Our Controlling Shareholders and Transactions With Affiliates

We are controlled by one shareholder, whose interests may not be consistent with those of holders of the notes

As of December 31, 2003, 64.9% of our voting shares was directly or indirectly owned by América Telecom, S.A. de C.V. According to reports of beneficial ownership of our shares filed with the SEC, Carlos Slim Helú, the Honorary Lifetime Chairman of our Board of Directors, and certain members of his immediate family, including his son and recently appointed Chairman of our Board of Directors, Patrick Slim Domit, together own a majority of the voting stock of América Telecom. América Telecom is able to elect a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of our shareholders, except in very limited cases that require a vote of the holders of L Shares. We cannot assure you that América Telecom will not take actions that are inconsistent with your interests.

We have significant transactions with affiliates

We engage in transactions with Teléfonos de México, S.A. de C.V., or “Telmex,” and certain subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., all of which are affiliates of América Móvil. Many of these transactions occur in the ordinary course of business and, in the case of transactions with Telmex, are subject to applicable telecommunications regulations in Mexico. Transactions with affiliates may create the potential for conflicts of interest.

Holders of Notes may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons

We are organized under the laws of Mexico with its principal place of business (domicilio social) in Mexico City, and most of our directors, officers and controlling persons reside outside the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. As a result, it may be difficult for holders of notes to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of Franck, Galicia y Robles, S.C., our Mexican counsel, there is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Risks Relating to Developments in Mexico and Other Countries

Latin American economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the countries where we operate, particularly Mexico and Brazil. Many countries in Latin America, including Mexico and Brazil, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. Instability in the region has been caused by many different factors, including:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	changes in currency values;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in regulation; and

•	overall political, social and economic instability.

Adverse economic, political and social conditions in Latin America may inhibit demand for wireless services and create uncertainty regarding our operating environment, which could have a material adverse effect on our company.

Our business is especially affected by conditions in Mexico and Brazil. Mexico has experienced a prolonged period of slow growth since 2001, primarily as a result of the downturn in the U.S. economy. According to preliminary data, during the first nine months of 2003, Mexico’s gross domestic product, or “GDP,” grew by 0.9% in real terms. In 2002, GDP grew by 0.9%. Mexico has also experienced high levels of inflation and high domestic interest rates. The annual rate of inflation, as measured by changes in the National Consumer Price Index as published by the Banco de México, was 4.0% for 2003.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 2,489% in 1993 and 929% in 1994, as measured by the Brazilian National Consumer Price Index. More recently, Brazil’s rates of inflation were 9.4% in 2001, 14.7% in 2002 and 10.4% in 2003. Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the U.S. dollar could adversely affect our financial condition and results of operations

We are affected by fluctuations in the value of the currencies in which we conduct operations compared to the U.S. dollar, in which a substantial portion of our indebtedness is denominated. Changes in the value of the various currencies in which we conduct operations against the Mexican peso, which we use as our reporting currency in our financial statements, and against the U.S. dollar may result in exchange losses or gains on our net U.S. dollar-denominated indebtedness and accounts payable. In 2003, changes in currency exchange rates led us to report a foreign exchange gain of Ps. 1,355 million (an amount that is equal to 7.5% of our operating income in 2003), while in 2002 we reported a foreign exchange loss of Ps. 1,526 million. In addition, currency fluctuations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results as reported in Mexican pesos. Currency fluctuations are expected to continue to affect our financial income and expense.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future.

Additional Mexican taxes and contributions levied on services we offer and on the exploitation of frequencies could affect our results of operations

Taxes applicable to certain telecommunications services, as well as taxes and contributions on the exploitation of frequencies, have been enacted from time to time in Mexico. Taxes or contributions of this nature could adversely affect our business and our results of operations.

Currently in Mexico, concessionaires for the 800 megahertz (Band B) radio spectrum are required to pay the Mexican government an annual fee ranging from 5% to 10% of the gross revenues under such concessions whereas concessionaires for the 1900 megahertz (Band D) radio spectrum are not required to pay annual fees. Pursuant to amendments to the Federal Contributions Law (the Ley Federal de Derechos) enacted in 2003, owners of concessions in Mexico granted or renewed on or after January 1, 2003 are required to pay annual fees (derechos) for the use and exploitation of radio spectrum bands. The amount of annual fees payable could be significant and vary depending on the relevant region and radio spectrum band. These annual fees are payable in respect of all spectrum bands. The application of this fee to renewals of concessions granted prior to 2003 is the subject of debate in Mexico, as it could affect competitors differently and impact competition. Currently we do not expect to renew any of our current concessions until 2010, but, if permitted, we intend to participate in any auctions for the acquisition of additional spectrum in Mexico.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In exchange for issuing the Exchange Notes as contemplated in this prospectus, we will receive Old Notes in like principal amount, the terms of which are identical in all material respects to the Exchange Notes. The Old Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the Exchange Notes will not result in any increase in our indebtedness.

We have used the net proceeds from the private placement of the Old Notes principally for the repayment of debt.

EXCHANGE RATES

Mexico has a free market for foreign exchange, and the Mexican government allows the peso to float freely against the U.S. dollar. The peso was relatively stable from 1999 until 2001. In 2002 and 2003, the peso declined in value against the U.S. dollar. There can be no assurances that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
1999	Ps.9.2430	Ps.10.6000	Ps.9.5630	Ps.9.4800
2000	9.1830	10.0870	9.4717	9.6180
2001	9.0270	9.8850	8.9386	9.1560
2002	9.0000	10.4250	9.6630	10.4250
2003	10.1130	11.4060	10.8463	11.2420

2004:
January	Ps.10.8050	Ps.11.0970
February	10.9095	11.2450
March	10.9180	11.2290
April	11.1570	11.4315
May	11.3815	11.6350
June	11.3030	11.5380
July	11.3790	11.5350
August	11.3450	11.4550

(1)	Average of month-end rates.

On September 20, 2004 the noon buying rate was Ps.11.4585 to U.S.$1.00.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for each year in the five-year period ended December 31, 2003, in accordance with Mexican GAAP and U.S. GAAP. Earnings for this purpose consist of earnings before income taxes, plus fixed charges and depreciation of capitalized interest and minus interest capitalized during the period. Under Mexican GAAP, employee profit sharing is considered an income tax and earnings are calculated before the provision for employee profit sharing. Under U.S. GAAP, however, employee profit sharing is considered an operating expense and earnings are calculated after the provision for employee profit sharing. Fixed charges for this purpose consist of interest expense plus interest capitalized during the period. Fixed charges do not take into account gain or loss from monetary position or exchange gain or loss attributable to our indebtedness. Under Mexican GAAP, we do not capitalize interest, but we have capitalized interest in certain periods in connection with the reconciliation of our net income to U.S. GAAP. See Note 23 to our consolidated financial statements included in our 2003 Form 20-F.

	Year ended December 31,
	1999	2000	2001	2002	2003
Mexican GAAP	33.7	5.5	6.6	5.9	6.0
U.S. GAAP	31.6	4.1	6.3	6.7	6.3

CAPITALIZATION

The following table sets forth our consolidated capitalization under Mexican GAAP (i) as of December 31, 2003, and (ii) as adjusted to reflect the issuance of the Old Notes in March 2004, the issuance of U.S.$300 million of floating rate senior notes due 2007 in April 2004 and the application of the net proceeds therefrom. The information in this table should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto incorporated in this prospectus.

	As of December 31, 2003
	Actual(1)			As adjusted
	(millions of pesos)	(millions of U.S. dollars)		(millions of pesos)	(millions of U.S. dollars)
	(unaudited)			(unaudited)
Debt:
Denominated in U.S. dollars:
Credits with export-import banks	Ps.8,934	U.S.$	795	Ps.8,247	U.S.$	734
Syndicated loans	11,236		1,000	1,360		121
Other bank loans	8,213		731	5,000		445
BNDES debt	676		60	79		7
Other	1,035		92	685		61
4.125% Notes due 2009	—		—	5,618		500
5.500% Notes due 2014	—		—	8,989		800
Floating Rate Notes due 2007	—		—	3,371		300

Total	30,094		2,678	33,349		2,968

Denominated in Mexican pesos:
Domestic senior notes (certificados bursátiles)	11,250		1,001	11,250		1,001
Syndicated loans	1,750		156	1,750		156
Other bank loans	1,000		89	—		—
Leasing	950		85	955		85

Total	14,950		1,331	13,955		1,242

Denominated in Brazilian reais:
BNDES debt	2,403		214	1,876		167
Other	426		38	427		38

Total	2,829		252	2,303		205

Denominated in Colombian pesos	809		72	809		72

Denominated in other currencies	630		56	630		56

Total debt	49,313		4,389	51,046		4,543
Less short-term debt and current portion of long-term debt	12,108		1,078	7,090		631

Long-term debt	37,205		3,311	43,956		3,912

Stockholders’ equity(1):
Capital stock	31,191		2,776	31,191		2,776
Retained earnings	47,705		4,246	47,705		4,246
Other accumulated comprehensive loss items	(14,783)		(1,316)	(14,783)		(1,316)
Minority interest	5,099		454	5,099		454

Total stockholders’ equity	69,212		6,160	69,212		6,160

Total capitalization (total long-term debt and stockholders’ equity)	Ps.106,416	U.S.$	9,471	Ps.113,168	U.S.$	10,072

(1)	See Note 14 to our consolidated financial statements incorporated in this prospectus.

Of our short-term debt at December 31, 2003 (including current portion of long-term debt), approximately 77.3% was denominated in U.S. dollars, 8.1% was denominated in pesos, 8.3% was denominated in Brazilian reais and the remainder was denominated principally in Guatemalan quetzals. During 2003, the average cost of our short-term debt at December 31, 2003 was 2.8% for our dollar-denominated debt, 6.4% for our peso-denominated debt, 15.8% for our Brazilian real-denominated debt and 6.9% for our debt denominated in other currencies.

At December 31, 2003, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 42,832 million (U.S.$3,812 million), excluding debt owed to other members of our group. At such date, Sercotel, our wholly-owned subsidiary that holds directly or indirectly the shares of all our operating subsidiaries, had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 28,896 million (U.S.$2,572 million).

In April 2004, we issued U.S.$300 million of floating rate senior notes due 2007. These floating rate notes bear interest at a rate equal to three-month LIBOR plus 0.625% and are guaranteed by Telcel. The application of the proceeds from this issuance is reflected in the table above.

In addition, since December 31, 2003, we have paid or refinanced substantially all of our debt maturing in 2004 with the proceeds from new bank financings of approximately U.S.$575 million in the aggregate and cash flow from operations.

On July 26, 2004, we issued Ps. 750 million aggregate principal amount of domestic senior notes (certificados bursatiles) bearing interest at Cetes91 + 0.88%, maturing on July 15, 2010, and Ps. 1.0 billion aggregate principal amount of domestic senior notes (certificados bursatiles) bearing interest at TIIE28 + 0.45%, maturing on July 17, 2008. Cetes91 is a rate based on the cost of Mexican treasuries, and TIIE28 is a Mexican interbank rate. We intend to use the net proceeds from the sale of these notes to fund the cost of the acquisition of ENITEL and for general corporate purposes, including capital expenditures and possible future acquisitions.

Except as described herein or in any document incorporated by reference herein, there has been no material change in our consolidated capitalization since December 31, 2003.

The following table sets forth our capital structure as of December 31, 2003:

Class	Number of Shares (millions)	Percent of Capital	Percent of Voting Shares(*)
L Shares (no par value)	8,910	69.4%	0.0%
AA Shares (no par value)	3,647	28.4	92.9
A Shares (no par value)	279	2.2	7.1
Total	12,836	100.0%	100.0%

(*)	Except on limited matters for which L Shares have voting rights.

THE EXCHANGE OFFER

This section describes the exchange offer and the material provisions of the registration rights agreement, but it may not contain all of the information that is important to you. We refer you to the complete provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement on Form F-4. See “Where You Can Find More Information” for instructions on how to obtain copies of this document.

In this section and the section entitled “Description of the Notes,” references to “we,” “us” and “our” refer to América Móvil, S.A. de C.V. only and do not include our subsidiaries or affiliates. References to “Telcel” or the “guarantor” are to Radiomóvil Dipsa, S.A. de C.V., which is our subsidiary and the guarantor of the Notes. References to the “Notes” mean the U.S.$1,300,000,000 principal amount of Old Notes (consisting of U.S.$500,000,000 aggregate principal amount of 4.125% Senior Notes due 2009 and U.S.$800,000,000 aggregate principal amount of 5.500% Senior Notes due 2014) we previously sold in a private offering in March 2004 and up to an equal principal amount of Exchange Notes we are offering hereby. Such references include both the Notes and the guarantees, except where otherwise indicated or as the context otherwise requires. References to “holders” mean those who have Notes registered in their names on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in Notes issued in book-entry form through The Depository Trust Company, or DTC, or in Notes registered in street name. Owners of beneficial interests in the Notes should read the subsections entitled “—Terms of the Exchange Offer—Procedures for Tendering” and “Form of Notes, Clearing and Settlement.”

Purpose and Effect of the Exchange Offer

General

We sold the Old Notes to certain initial purchasers in March 2004 under the terms of a purchase agreement we and Telcel reached with them. The initial purchasers resold the Old Notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and in offshore transactions in reliance on Regulation S under the Securities Act. In connection with the offering of the Old Notes, we and Telcel also entered into a registration rights agreement with the initial purchasers, which governs our and Telcel’s obligation to file a registration statement with the SEC and commence the exchange offer to exchange the Exchange Notes for the Old Notes. The exchange offer is intended to satisfy our and Telcel’s obligations under the registration rights agreement.

The registration rights agreement further provides that if we and Telcel do not complete the exchange offer within a certain period of time or under certain other circumstances, we and Telcel will be obligated to pay additional interest, referred to as special interest, to holders of the Old Notes. Except as discussed below under “—Resale Registration Statement; Special Interest,” upon the completion of the exchange offer we and Telcel will have no further obligations to register your Old Notes or pay special interest.

Representations upon Tender of Old Notes

To participate in the exchange offer, you must execute or agree to be bound by the letter of transmittal, through which you will represent to us and Telcel, among other things, that:

•	any Exchange Notes received by you will be acquired in the ordinary course of business,

•	you do not have any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act,

•	you are not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or Telcel,

•	you are not engaged in, and do not intend to engage in, a distribution of the Exchange Notes, and

•	if you are a broker-dealer, (i) you will receive Exchange Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities and (ii) you will deliver a prospectus in connection with any resale of those Exchange Notes to the extent required by applicable law or regulation or SEC pronouncement.

Resale of the Exchange Notes

Under existing SEC interpretations set forth in no-action letters issued to parties unrelated to us, the Exchange Notes would, in general, be freely transferable after the exchange offer without further registration under the Securities Act, provided that a broker-dealer participating in the exchange offer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed, for a period of up to 120 days after the consummation of the exchange offer, to make available a prospectus meeting the requirements of the Securities Act to these broker-dealers for use in connection with resales of Exchange Notes acquired in the exchange offer. A broker-dealer that delivers this prospectus to purchasers in connection with these resales will be subject to applicable civil liability provisions under the Securities Act and will have the benefit of the rights of indemnification and contribution set forth in the registration rights agreement. If a holder tenders in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, that holder cannot rely on the SEC staff interpretations described above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Consequences of Failure to Exchange

Upon the completion of the exchange offer, Old Notes not tendered will continue to be subject to existing transfer restrictions. Holders of those Old Notes will not have any further registration rights except under limited circumstances as described under “—Resale Registration Statement; Special Interest,” and those Old Notes will bear interest at the same rate as the Exchange Notes. Accordingly, the liquidity of the market for a holder’s Old Notes could be adversely affected upon completion of the exchange offer if that holder does not participate in the exchange offer.

Terms of the Exchange Offer

We will exchange all Old Notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the expiration date specified below under “—Expiration Date; Extensions; Amendments; Termination.” We will issue Exchange Notes in exchange for a like principal amount of Old Notes tendered. The exchange offer is not conditioned upon the tender of any minimum principal amount of Old Notes.

The terms of the Exchange Notes due 2009 and the Old Notes due 2009 are identical in all respects, and the terms of the Exchange Notes due 2014 and the Old Notes due 2014 are identical in all respects, except that because the offer of the Exchange Notes in each case will have been registered under the Securities Act, the Exchange Notes will not bear a legend restricting their transfer and will not be subject to registration rights or the related provisions for increased interest if we default under the registration rights agreement. The Exchange Notes will be governed by, and entitled to the benefits of, the same indenture and supplemental indentures that govern the Old Notes.

This prospectus and the accompanying letter of transmittal are being sent to you and to others believed to have beneficial interests in the Old Notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the associated rules and regulations of the SEC.

We will be deemed to have accepted validly tendered Old Notes when we have given oral or written notice of our acceptance to JPMorgan Chase Bank, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving Exchange Notes from us and delivering Exchange Notes to tendering holders. If we do not accept any tendered Old Notes for exchange because of an invalid tender or the occurrence of any of the events described below under “—Conditions of the Exchange Offer,” we will return the unaccepted Old Notes, at no cost, to the tendering holder as promptly as practicable after the exchange offer expires.

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer, as described under “—Fees and Expenses.”

Application will be made to have the Exchange Notes listed on the Luxembourg Stock Exchange. In connection with the exchange offer:

•	we will give notice to the Luxembourg Stock Exchange and will publish in a Luxembourg newspaper, which is expected to be the Luxemburger Wort, the announcement of the beginning of the exchange offer and, following completion of such offer, the results of such offer,

•	we will appoint a Luxembourg exchange agent through which all relevant documents with respect to the exchange offer will be made available, and

•	the Luxembourg exchange agent will be able to perform all agency functions to be performed by any exchange agent, including providing a letter of transmittal and other relevant documents to you, accepting such documents on our behalf, accepting definitive Old Notes for exchange, and delivering Exchange Notes to holders entitled thereto.

The European Commission has proposed a Directive of the European Parliament and of the Council (2003/0045 (COD), the “Transparency Directive”) on the harmonization of transparency requirements relating to financial information of issuers whose securities are admitted for trading on a regulated market in the European Union, such as the Luxembourg Stock Exchange. If the Transparency Directive is adopted in Luxembourg in a manner that would require us to publish our financial statements according to accounting principles or standards that are materially different from those we apply in our financial reporting under the securities laws of Mexico and the United States or that would otherwise impose requirements on us that we determine in good faith are unduly burdensome, we may de-list the Exchange Notes. We will use our reasonable best efforts to obtain an alternative admission to listing, trading and/or quotation for the Exchange Notes by another listing authority, exchange and/or system within or outside the European Union, as we may reasonably decide. If such an alternative admission for listing of the Exchange Notes is not available to us or is, in our reasonable opinion, unduly burdensome, an alternative admission may not be obtained. Notice of any de-listing and/or alternative admission will be given as described under “Description of Notes—Notices.”

Expiration Date; Extensions; Amendments; Termination

The term “expiration date” means 5:00 p.m., New York City time, on October 25, 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” means the latest date and time to which we extend the exchange offer. To extend the expiration date, we will notify the exchange agent of any extension by oral or written notice. We will notify holders of the Old Notes of any extension by press release or other public announcement.

We reserve the right to amend the terms of the exchange offer in any manner. In addition, if we determine that any of the events set forth under “—Conditions of the Exchange Offer” has occurred, we also reserve the right, in our sole discretion, to:

•	delay acceptance of any Old Notes,

•	extend the exchange offer and retain all Old Notes tendered before the expiration date of the exchange offer, subject to the rights of the holders of tendered Old Notes to withdraw their tendered Old Notes,

•	terminate the exchange offer and refuse to accept any Old Notes, or

•	waive the termination event with respect to the exchange offer and accept all properly tendered Old Notes that have not been withdrawn.

If we do so, we will give oral or written notice of this delay in acceptance, extension, termination or amendment to the exchange agent. If the amendment constitutes a material change to the exchange offer, we will promptly disclose such amendment in a manner reasonably calculated to inform holders of the Old Notes, including by providing public announcement or giving oral or written notice to such holders. We may extend the exchange offer for a period of time, depending upon the significance of the amendment and the manner of disclosure to the registered holders.

Procedures for Tendering

In order to tender Old Notes in the exchange offer, a holder must complete one of the procedures described below.

•	The holder must complete, sign and date the letter of transmittal, or a copy, have the signatures to the letter guaranteed, if required by the letter of transmittal, and mail or otherwise deliver the letter of transmittal or copy, together with any corresponding certificate or certificates representing the Old Notes and any other required documents to the exchange agent before 5:00 p.m., New York City time, on the expiration date.

•	Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer its Old Notes into the exchange agent’s account in accordance with the procedures mandated by ATOP, DTC’s Automated Tender Offer Program. The holder need not manually execute the letter of transmittal, provided that the holder must cause DTC to deliver to the exchange agent before 5:00 p.m., New York City time, on the expiration date, confirmation that such holder’s Old Notes have been transferred from the account of a DTC participant to the exchange agent’s account at DTC. The confirmation should include a message stating that DTC has received express acknowledgement from such DTC participant of its receipt of and agreement to be bound by the letter of transmittal. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

•	The holder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery Procedures.”

The method of delivery of Old Notes, the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. We recommend that holders use an overnight or hand delivery service instead of delivery by mail. In all cases, holders should allow sufficient time to assure timely delivery. No letter of transmittal or Old Notes should be sent to América Móvil or Telcel.

A holder’s tender of Old Notes will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions stated in this prospectus and in the letter of transmittal.

Delivery of all documents must be made to the exchange agent at its address listed under “—Exchange Agent.” A holder may also request that its broker, dealer, commercial bank, trust company or nominee effect this tender for it.

Only a registered holder may tender Old Notes in the exchange offer. Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the exchange offer should contact the registered holder promptly and instruct the registered holder to tender on its behalf. If you are a beneficial owner and wish to tender directly on your own behalf, you must, prior to completing and executing the letter of transmittal and tendering Old Notes, make appropriate arrangements to register ownership of the Old Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signature Requirements and Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

•	a commercial bank or trust company having an office or correspondent in the United States, or

•	an “eligible guarantor institution” within the meaning of Rule l7Ad-15 under the Exchange Act,

unless the Old Notes tendered under the letter of transmittal are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” of the letter of transmittal, or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder listed in the letter, the accompanying Old Notes must be endorsed or accompanied by appropriate bond powers which authorize the signer to tender the Old Notes on behalf of the registered holder. The endorsement or bond powers must be signed as the name of the registered holder appears on the Old Notes.

If the letter of transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive the requirement, they must submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

Guaranteed Delivery Procedures

A holder whose Old Notes are not immediately available, or which cannot deliver its Old Notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, or which cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

•	the tender is made through an eligible guarantor institution,

•	before the expiration date, the exchange agent receives from this eligible guarantor institution by facsimile transmission, mail or hand delivery a properly completed and duly executed letter of transmittal and notice of guaranteed delivery that:

•	is substantially in the form accompanying this prospectus,

•	sets forth the name and address of the holder of Old Notes, the certificate number or numbers of the holder’s Old Notes and the principal amount of the Old Notes tendered,

•	states that the tender is being made through the letter of transmittal, and

•	guarantees that, within three business days after the date of execution of the notice of guaranteed delivery, the certificate(s) representing the Old Notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificate(s) representing all physically tendered Old Notes in proper form for transfer, or confirmation of a book-entry transfer into the exchange agent’s account at DTC of Old Notes delivered electronically, and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the date of execution of the notice of guaranteed delivery.

Validity; Form; Eligibility; Acceptance of Tendered Old Notes

We will determine all questions as to the validity, form and eligibility, including time of receipt, acceptance and withdrawal, of the tendered Old Notes. This determination will be in our sole discretion, and will be final and binding. We reserve the absolute right to reject any and all Old Notes not properly tendered or any Old Notes that would, in the opinion of our counsel, be unlawful for us to accept. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to particular Old Notes.

Our interpretation of the terms and conditions of the exchange offer and the instructions of the letter of transmittal will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within the time period we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither we, the exchange agent nor any other person is under any duty to give notification of defects or irregularities with respect to tenders of Old Notes and none of them will incur any liability for failure to give this notification. Tenders of Old Notes will not be deemed to have been made until the irregularities have been cured or waived. Any Old Notes the exchange agent receives that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned at no cost by the exchange agent to the tendering holder unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion:

•	to purchase or make offers for any Old Notes that remain outstanding after the expiration date,

•	to terminate the exchange offer as described above under “—Expiration Date; Extensions; Amendments; Termination,” and

•	to purchase Old Notes in the open market, in privately negotiated transactions or otherwise, to the extent permitted by applicable law.

The terms of any of these purchases or offers may differ from the terms of the exchange offer.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, a holder may withdraw its tender of Old Notes at any time before 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of Old Notes in the exchange offer, a written, facsimile or, for DTC participants, electronic ATOP transmission notice of withdrawal must be received by the exchange agent at its address set forth under “—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date and before we accept the Old Notes for exchange. Any notice of withdrawal must:

•	specify the name of the person having deposited the Old Notes to be withdrawn, to whom we will refer as the depositor,

•	identify the Old Notes to be withdrawn, including the certificate number or numbers and principal amount of these Old Notes,

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which these Old Notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the trustee with respect to the Old Notes to register the transfer of these Old Notes into the name of the depositor withdrawing the tender, and

•	specify the name in which any of these Old Notes are to be registered, if it is different from that of the depositor.

All questions as to the validity, form and eligibility, including time of receipt, of these withdrawal notices will be determined by us, and our determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. No Exchange

Notes will be issued with respect to the withdrawn notes unless the Old Notes so withdrawn are validly retendered. Any Old Notes that have been tendered for exchange but are not accepted for exchange will be returned to the holder of these Old Notes without cost to that holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time before the expiration date.

Conditions of the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange Exchange Notes for, any Old Notes not yet accepted for exchange, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of these Old Notes if:

•	any injunction, order or decree has been issued by any court or by or before any governmental agency with respect to the exchange offer, which, in our sole judgment, might materially impair our ability to proceed with the exchange offer, or

•	any law, statute, rule or regulation is proposed, adopted or enacted, or there shall occur a change in the current interpretations by the staff of the SEC which, in our sole judgment, might materially impair our ability to proceed with the exchange offer in the manner contemplated by the registration rights agreement, or

•	any governmental approval or approval by holders that we in our sole judgment deem necessary for the completion of the exchange offer as detailed in this prospectus has not been obtained.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent at its address provided below. JPMorgan Chase Bank, the trustee under the indenture and the supplemental indenture, has been appointed as exchange agent for the exchange offer.

Deliver to:

JPMorgan Chase Bank

4 New York Plaza, 15th Floor

New York, New York 10004

Attention: Institutional Trust Services

To Confirm by Telephone: (212) 623-5160

Facsimile Transmissions: (212) 623-6207

Information Agent

D.F. King & Co., Inc. has been appointed as the information agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call (Collect): (212) 269-5550

All Others Call (Toll Free): (800) 431-9642

Fees and Expenses

We will bear the expenses of soliciting tenders in the exchange offer. The principal solicitation for tenders in the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees in person, by facsimile, telegraph, telephone or telecopier.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent and information agent reasonable and customary fees for their services and reimburse them for their reasonable and documented out-of-pocket expenses in connection with these services. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable and documented out-of-pocket expenses they incur in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

We will pay the expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent, trustee and information agent and accounting and legal fees.

We will pay all transfer taxes, if any, applicable to the exchange of Old Notes in the exchange offer. However, if:

•	certificates representing Exchange Notes (or Old Notes for principal amounts not tendered or accepted for exchange) are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered,

•	tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal or

•	a transfer tax is imposed for any reason other than the exchange of Old Notes in the exchange offer,

then the amount of any applicable transfer taxes, whether they are imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption from them is not submitted with the letter of transmittal, then the amount of the applicable transfer taxes will be billed directly to the tendering holder.

Resale Registration Statement; Special Interest

Under the registration rights agreement, if we and Telcel determine that the exchange offer is not permitted or may not be completed as soon as practicable after the last date of acceptance for exchange because it would violate any applicable law or applicable interpretations of the staff of the SEC, or because the Exchange Notes would not, upon receipt, in general be freely transferable by each holder without need for further registration under the Securities Act, we will, in lieu of effecting registration of Exchange Notes, file a registration statement under the Securities Act relating to a shelf registration of the Old Notes for resale by holders. We and Telcel will also be required to file a shelf registration statement if the exchange offer is not for any other reason completed by October 31, 2004. We and Telcel must use our reasonable best efforts to keep the shelf registration statement continuously effective until the earlier of the period referred to in Rule 144(k) under the Securities Act or such shorter period ending when all the Old Notes so registered have been sold.

The registration rights agreement further provides that in the event that on or prior to October 31, 2004 either:

•	the exchange offer is not completed, or

•	subject to certain exceptions the resale registration statement, if required, is not declared effective by the SEC,

then the per annum interest rate on the Old Notes affected by such occurrence will increase by adding 0.5% thereto until the exchange offer is completed or the resale registration statement, if required, is declared effective or the Notes become freely tradeable under the Securities Act, at which time the increased interest will cease to accrue.

Under the registration rights agreement, if the resale registration statement is declared effective by the SEC and thereafter, during the period we and Telcel must endeavor to keep the resale registration statement effective, either:

•	the registration statement ceases to be effective for a period of more than 30 days in any 12-month period,

•	the prospectus contained in the resale registration statement ceases to be usable for a period of 30 days in any 12-month period, or

•	we or Telcel give notice suspending use of the prospectus contained in the resale registration statement more than twice in any 365-day period for a period of more than 30 days in the case of either suspension, then the per annum interest rate on the Old Notes affected by such occurrence will increase by adding 0.5% thereto. Such increased interest will begin to accrue on the thirty-first day of the applicable period and will cease to accrue on the date the resale registration statement has been declared effective again or the prospectus becomes usable again. Notwithstanding the foregoing, if the prospectus contained in the resale registration statement ceases to be usable because audited financial statements are required to be filed with the SEC and incorporated by reference into the resale registration statement in accordance with applicable law, such a suspension will not trigger any increased interest unless its duration exceeds 60 days.

DESCRIPTION OF NOTES

This section summarizes the material terms of the indenture, the supplemental indentures, and the Notes and guarantees. It does not, however, describe every aspect of the indenture, the supplemental indentures and the Notes and guarantees. We refer you to the complete provisions of the indenture and the supplemental indentures, which have been filed as exhibits to the registration statement on Form F-4. See “Where You Can Find More Information” for instructions on how to obtain copies of these documents.

The Exchange Notes due 2009 and the Old Notes due 2009 (collectively, the Notes due 2009) will be a single series for all purposes under the indenture and the supplemental indenture relating to such series, including waivers, amendments, redemption, offers to purchase and acceleration. Similarly, the Exchange Notes due 2014 and the Old Notes due 2014 (collectively, the Notes due 2014) will be a single series for all purposes under the indenture and the supplemental indenture relating to such series, including waivers, amendments, redemption, offers to purchase and acceleration. The Notes due 2009 and the Notes due 2014, however, will constitute separate series of Notes. The following discussion of provisions of the Notes and the guarantees, including, among others, the discussion of provisions described under “—Optional Redemption,” “—Defaults, Remedies and Waiver of Defaults,” “—Modification and Waiver” and “—Defeasance” below, applies to each series individually.

General

Indenture and Supplemental Indentures

The Exchange Notes we are offering will be issued under an indenture, dated as of March 9, 2004 and supplemental indentures, also dated as of March 9, 2004. The indenture and the supplemental indentures are agreements among us, Telcel, as guarantor, and JPMorgan Chase Bank, as trustee. The trustee has the following two main roles:

•	First, the trustee can enforce your rights against us if we default in respect of the Notes and Telcel defaults in respect of the guarantees. There are some limitations on the extent to which the trustee acts on your behalf, which we describe under “—Defaults, Remedies and Waiver of Defaults” below.

•	Second, the trustee performs administrative duties for us, such as making interest payments and sending notices to holders of Notes.

Principal and Interest

The aggregate principal amount of the Notes due 2009 is U.S.$500,000,000, and the aggregate principal amount of the Notes due 2014 is U.S.$800,000,000. The Notes due 2009 mature on March 1, 2009, and the Notes due 2014 mature on March 1, 2014.

The Notes due 2009 bear interest at a rate of 4.125% per year and the Notes due 2014 bear interest at a rate of 5.500% per year. Interest on the Notes is payable semi-annually on September 1 and March 1 of each year, beginning on September 1, 2004, to the holders in whose names the Notes are registered at the close of business on the August 15 or February 15 immediately preceding the related interest payment date.

We will pay interest on the Notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. We will compute interest on the Notes on the basis of a 360-day year of twelve 30-day months.

Subsidiary Guarantor

Telcel has irrevocably and unconditionally guaranteed the full and punctual payment of principal, premium, if any, interest, additional amounts and any other amounts that may become due and payable by us in respect of the Notes. If we fail to pay any such amount, Telcel will immediately pay the amount that is due and required to be paid.

Ranking of the Notes and the Guarantees

We are a holding company and our principal assets are shares that we hold in our subsidiaries. The Notes are not secured by any of our assets or properties. As a result, by owning the Notes, you will be one of our unsecured creditors. The Notes are not subordinated to any of our other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against us, the Notes would rank equally in right of payment with all our other unsecured and unsubordinated debt. As of December 31, 2003, we had, on an unconsolidated basis (parent company only), unsecured and unsubordinated obligations under indebtedness and guarantees of subsidiary indebtedness of approximately Ps. 40,966 million (U.S.$3,646 million).

Telcel’s guarantees of the Notes are not secured by any of its assets or properties. As a result, if Telcel is required to pay under the guarantees, holders of the Notes would be unsecured creditors of Telcel. The guarantees are not subordinated to any of Telcel’s other unsecured debt obligations. In the event of a bankruptcy or liquidation proceeding against Telcel, the guarantees would rank equally in right of payment with all of Telcel’s other unsecured and unsubordinated debt. As of December 31, 2003, Telcel had, on an unconsolidated basis, unsecured and unsubordinated obligations under indebtedness and guarantees of parent company and subsidiary indebtedness of approximately Ps. 42,832 million (U.S.$3,812 million).

A creditor of Telcel, including a holder of the Notes, which are guaranteed by Telcel, may face limitations under Mexican law in attempting to enforce a claim against Telcel’s assets to the extent those assets are used in providing public service under Telcel’s concessions.

Stated Maturity and Maturity

The day on which the principal amount of the Notes is scheduled to become due is called the “stated maturity” of the principal. The principal may become due before the stated maturity by reason of redemption or acceleration after a default. The day on which the principal actually becomes due, whether at the stated maturity or earlier, is called the “maturity” of the principal.

We also use the terms “stated maturity” and “maturity” to refer to the dates when interest payments become due. For example, we may refer to a regular interest payment date when an installment of interest is scheduled to become due as the “stated maturity” of that installment. When we refer to the “stated maturity” or the “maturity” of the Notes without specifying a particular payment, we mean the stated maturity or maturity, as the case may be, of the principal.

Form and Denominations

The Exchange Notes will be issued only in registered form without coupons and in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Except in limited circumstances, the Exchange Notes will be issued in the form of global notes. See “Form of Notes, Clearing and Settlement.”

Further Issues

We reserve the right, from time to time without the consent of holders of the Notes, to issue additional Notes on terms and conditions identical to those of the Notes due 2009 or the Notes due 2014, which additional Notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes due 2009 or the Notes due 2014, as the case may be.

Payment of Additional Amounts

We are required by Mexican law to deduct Mexican withholding taxes from payments of interest to investors who are not residents of Mexico for tax purposes as described under “Taxation—Mexican Tax Considerations.”

We will pay to holders of the Notes all additional amounts that may be necessary so that every net payment of interest or principal to the holder will not be less than the amount provided for in the Notes. By net payment, we mean the amount that we or our paying agent will pay the holder after deducting or withholding an amount for or on account of any present or future taxes, duties, assessments or other governmental charges imposed with respect to that payment by a Mexican taxing authority.

Our obligation to pay additional amounts is, however, subject to several important exceptions. We will not pay additional amounts to any holder for or on account of any of the following:

•	any taxes, duties, assessments or other governmental charges imposed solely because at any time there is or was a connection between the holder and Mexico (other than the mere receipt of a payment or the ownership or holding of a note);

•	any estate, inheritance, gift or other similar tax, assessment or other governmental charge imposed with respect to the Notes;

•	any taxes, duties, assessments or other governmental charges imposed solely because the holder or any other person fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Mexico of the holder or any beneficial owner of the note if compliance is required by law, regulation or by an applicable income tax treaty to which Mexico is a party, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and we have given the holders at least 30 days’ notice prior to the first payment date with respect to which such certification, identification or reporting requirement is required to the effect that holders will be required to provide such information and identification;

•	any tax, duty, assessment or other governmental charge payable otherwise than by deduction or withholding from payments on the Notes;

•	any taxes, duties, assessments or other governmental charges with respect to such note presented for payment more than 15 days after the date on which the payment became due and payable or the date on which payment thereof is duly provided for and notice thereof given to holders, whichever occurs later, except to the extent that the holders of such note would have been entitled to such additional amounts on presenting such note for payment on any date during such 15-day period; and

•	any payment on the note to a holder that is a fiduciary or partnership or a person other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of the payment would not have been entitled to the additional amounts had the beneficiary, settlor, member or beneficial owner been the holder of the note.

The limitations on our obligations to pay additional amounts stated in the third bullet point above will not apply if the provision of information, documentation or other evidence described in the applicable bullet point would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a note, taking into account any relevant differences between U.S. and Mexican law, regulation or administrative practice, than comparable information or other reporting requirements imposed under U.S. tax law (including the United States/Mexico Income Tax Treaty), regulations (including proposed regulations) and administrative practice.

Applicable Mexican regulations currently allow us to withhold at a reduced rate, provided that we comply with certain information reporting requirements. Accordingly, the limitations on our obligations to pay additional amounts stated in the third bullet point above also will not apply unless (a) the provision of the information, documentation or other evidence described in the applicable bullet point is expressly required by the applicable Mexican regulations, (b) we cannot obtain the information, documentation or other evidence necessary to comply with the applicable Mexican regulations on our own through reasonable diligence, and (c) we otherwise would meet the requirements for application of the applicable Mexican regulations.

In addition, the third bullet point above does not require that any person, including any non-Mexican pension fund, retirement fund or financial institution, register with the Ministry of Finance and Public Credit to establish eligibility for an exemption from, or a reduction of, Mexican withholding tax.

We will remit the full amount of any Mexican taxes withheld to the applicable Mexican taxing authorities in accordance with applicable law. We will also provide the trustee with documentation satisfactory to the trustee evidencing the payment of Mexican taxes in respect of which we have paid any additional amount. We will provide copies of such documentation to the holders of the Notes or the relevant paying agent upon request.

Any reference in this prospectus, the indenture, the supplemental indentures or the Notes or guarantees to principal, premium, if any, interest or any other amount payable in respect of the Notes by us will be deemed also to refer to any additional amount that may be payable with respect to that amount under the obligations referred to in this subsection.

In the event that additional amounts actually paid with respect to the Notes pursuant to the preceding paragraphs are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such Notes, and as a result thereof such holder is entitled to make a claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such Notes, be deemed to have assigned and transferred all right, title and interest to any such claim for a refund or credit of such excess to us. However, by making such assignment, the holder makes no representation or warranty that we will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto.

Optional Redemption

We are not permitted to redeem the Notes before their stated maturity, except as set forth below. The Notes are not entitled to the benefit of any sinking fund—meaning that we will not deposit money on a regular basis into any separate account to repay your Notes. In addition, you will not be entitled to require us to repurchase your Notes from you before the stated maturity.

Optional Redemption With “Make-Whole” Amount

We have the right at our option to redeem any of the Notes in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points (in the case of the Notes due 2009) or 25 basis points (in the case of the Notes due 2014) (the “Make-Whole Amount”), plus in each case accrued interest on the principal amount of the Notes to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated maturity (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means each of J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated or their affiliates which are primary United States government securities dealers and two other leading primary United States government securities dealers in New York City reasonably designated by us; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 pm New York time on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the Notes or any portion of the Notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the Trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the Notes to be redeemed on such date. If less than all of the Notes of any series are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

Redemption for Taxation Reasons

If, as a result of any amendment to, or change in, the laws (or any rules or regulations thereunder) of Mexico or any political subdivision or taxing authority thereof or therein affecting taxation, or any amendment to or change in an official interpretation or application of such laws, rules or regulations, which amendment to or change of such laws, rules or regulations becomes effective on or after the date on which the Exchange Notes we are offering are issued, we would be obligated, after taking such measures as we may consider reasonable to avoid this requirement, to pay additional amounts in excess of those attributable to a Mexican withholding tax rate of 10% with respect to the Notes (see “—Payment of Additional Amounts” and “Taxation—Mexican Tax Considerations”), then, at our option, all, but not less than all, of the Notes may be redeemed at any time on giving not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest and any additional amounts due thereon up to but not including the date of redemption; provided, however, that (1) no notice of redemption for tax reasons may be given earlier than 90 days prior to the earliest date on which we would be obligated to pay these additional amounts if a payment on the Notes were then due and (2) at the time such notice of redemption is given such obligation to pay such additional amounts remains in effect.

Prior to the publication of any notice of redemption for taxation reasons, we will deliver to the trustee:

•	a certificate signed by one of our duly authorized representatives stating that we are entitled to effect the redemption and setting forth a statement of facts showing that the conditions precedent to our right of redemption for taxation reasons have occurred; and

•	an opinion of Mexican legal counsel (which may be our counsel) of recognized standing to the effect that we have or will become obligated to pay such additional amounts as a result of such change or amendment.

This notice, after it is delivered by us to the trustee, will be irrevocable.

Merger, Consolidation or Sale of Assets

We may not consolidate with or merge into any other person or, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of our assets and properties and may not permit any person to consolidate with or merge into us, unless all of the following conditions are met:

•	if we are not the successor person in the transaction, the successor is organized and validly existing under the laws of Mexico or the United States or any political subdivision thereof and expressly assumes our obligations under the Notes, the indenture and the applicable supplemental indenture;

•	immediately after the transaction, no default under the Notes has occurred and is continuing. For this purpose, “default under the Notes” means an event of default or an event that would be an event of default with respect to the Notes if the requirements for giving us default notice and for our default having to continue for a specific period of time were disregarded. See “—Defaults, Remedies and Waiver of Defaults”; and

•	we have delivered to the trustee an officers’ certificate and opinion of counsel, each stating, among other things, that the transaction complies with the indenture.

If the conditions described above are satisfied, we will not have to obtain the approval of the holders of the Notes in order to merge or consolidate or to sell or otherwise dispose of our properties and assets substantially as an entirety. In addition, these conditions will apply only if we wish to merge into or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets and properties. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another person, any transaction that involves a change of control of our company, but in which we do not merge or consolidate and any transaction in which we sell or otherwise dispose of less than substantially all our assets.

Telcel may not consolidate with or merge into any other person or, directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its assets and properties and may not permit any person to consolidate with or merge into it, unless substantially the same conditions set forth above are satisfied with respect to Telcel.

Covenants

The following covenants will apply to us and certain of our subsidiaries for so long as any Note remains outstanding. These covenants restrict our ability and the ability of our subsidiaries to enter into certain transactions. However, these covenants do not limit our ability to incur indebtedness or require us to comply with financial ratios or to maintain specified levels of net worth or liquidity.

Limitation on Liens

We may not, and we may not allow any of our restricted subsidiaries to, create, incur, issue or assume any liens on our restricted property to secure debt where the debt secured by such liens, plus the aggregate amount of our attributable debt and that of our restricted subsidiaries in respect of sale and leaseback transactions, would exceed an amount equal to an aggregate of 15% of our Consolidated Net Tangible Assets unless we secure the Notes equally with, or prior to, the debt secured by such liens. This restriction will not, however, apply to the following:

•	liens on restricted property acquired and existing on the date the property was acquired or arising after such acquisition pursuant to contractual commitments entered into prior to such acquisition;

•	liens on any restricted property securing debt incurred or assumed for the purpose of financing its purchase price or the cost of its construction, improvement or repair, provided that such lien attaches to the restricted property within 12 months of its acquisition or the completion of its construction, improvement or repair and does not attach to any other restricted property;

•	liens existing on any restricted property of any restricted subsidiary prior to the time that the restricted subsidiary became a subsidiary of ours or liens arising after that time under contractual commitments entered into prior to and not in contemplation of that event;

•	liens on any restricted property securing debt owed by a subsidiary of ours to us or to another of our subsidiaries; and

•	liens arising out of the refinancing, extension, renewal or refunding of any debt described above, provided that the aggregate principal amount of such debt is not increased and such lien does not extend to any additional restricted property.

“Consolidated Net Tangible Assets” means total consolidated assets less (1) all current liabilities, (2) all goodwill, (3) all trade names, trademarks, patents and other intellectual property assets and (4) all licenses, each as set forth on our most recent consolidated balance sheet and computed in accordance with Mexican GAAP.

“Restricted property” means (1) any exchange and transmission equipment, switches, cellular base stations, microcells, local links, repeaters and related facilities, whether owned as of the date of the indenture or acquired after that date, used in connection with the provision of telecommunications services in Mexico, including any land, buildings, structures and other equipment or fixtures that constitute any such facility, owned by us or our restricted subsidiaries and (2) any share of capital stock of any restricted subsidiary.

“Restricted subsidiaries” means our subsidiaries that own restricted property.

Limitation on Sales and Leasebacks

We may not, and we may not allow any of our restricted subsidiaries to, enter into any sale and leaseback transaction without effectively providing that the Notes will be secured equally and ratably with or prior to the sale and leaseback transaction, unless:

•	the aggregate principal amount of all debt then outstanding that is secured by any lien on any restricted property that does not ratably secure the Notes (excluding any secured indebtedness permitted under “—Limitation on Liens” above) plus the aggregate amount of our attributable debt and the attributable debt of our restricted subsidiaries in respect of sale and leaseback transactions then outstanding (other than any sale and leaseback transaction permitted under the following bullet point) would not exceed an amount equal to 15% of our Consolidated Net Tangible Assets; or

•	we or one of our restricted subsidiaries, within 12 months of the sale and leaseback transaction, retire an amount of our secured debt which is not subordinate to the Notes in an amount equal to the greater of (1) the net proceeds of the sale or transfer of the property or other assets that are the subject of the sale and leaseback transaction and (2) the fair market value of the restricted property leased.

Notwithstanding the foregoing, we and/or our restricted subsidiaries may enter into sale and leaseback transactions during 2004 in respect of which attributable debt is not in excess of U.S.$300 million in the aggregate, and additional sale and leaseback transactions that solely refinance, extend, renew or refund such sale and leaseback transactions, and (a) the restriction described in the preceding paragraph shall not apply to such sale and leaseback transactions and (b) such transactions shall be excluded in determining the aggregate amount of our attributable debt and the attributable debt of our restricted subsidiaries for purposes of the preceding paragraph and also for purposes of the covenant described under “—Limitation on Liens” above.

“Sale and leaseback transaction” means an arrangement between us or one of our restricted subsidiaries and a bank, insurance company or other lender or investor where we or our restricted subsidiary leases a restricted property for an initial term of three years or more that was or will be sold by us or our restricted subsidiary to that lender or investor for a sale price of U.S.$1 million or its equivalent or more.

“Attributable debt” means, with respect to any sale and leaseback transaction, the lesser of (1) the fair market value of the asset subject to the sale and leaseback transaction and (2) the present value, discounted at a rate set forth in the indenture, of the obligations of the lessee for net rental payments (excluding amounts on account of maintenance and repairs, insurance, taxes, assessments and similar charges and contingent rents) during the term of the lease.

Limitation on Sale of Capital Stock of Telcel

We may not, and we may not allow any of our subsidiaries to, sell, transfer or otherwise dispose of any shares of capital stock of Telcel if following such sale, transfer or disposition we would own, directly or indirectly, less than (1) 50% of the voting power of all of the shares of capital stock of Telcel and (2) 50% of all of the shares of capital stock of Telcel.

Provision of Information

We will furnish the trustee with copies of our annual report and the information, documents and other reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, including our annual reports on Form 20-F and reports on Form 6-K. In addition, we will make the same information, documents and other reports available, at our expense, to holders who so request in writing. In the event that, in the future, we are not required to file such information, documents or other reports pursuant to Section 13 or 15(d) of the Securities Exchange Act, we will furnish on a reasonably prompt basis to the trustee and holders who so request in writing, substantially the same financial and other information that we would be required to include and file in an annual report on Form 20-F and reports on Form 6-K.

If any of our officers becomes aware that a default or event of default or an event that with notice or the lapse of time would be an event of default has occurred and is continuing, as the case may be, we will also file a certificate with the trustee describing the details thereof and the action we are taking or propose to take.

If we are not subject to the reporting requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 at any time when the Notes are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, we will furnish to any holder of Notes, or to any prospective purchaser designated by such holder, financial and other information described in Rule 144A(d)(4) with respect to us or Telcel to the extent required to permit such holder to comply with Rule 144A in connection with any resale of Notes held by such holder.

For so long as any Notes are listed on the Luxembourg Stock Exchange, we will notify the Luxembourg Stock Exchange of the event of default and, prior to publication of notice of the event of default in Luxembourg, submit a draft of the notice to the Luxembourg Stock Exchange.

Defaults, Remedies and Waiver of Defaults

You will have special rights if an event of default with respect to the Notes of a series that you hold occurs and is not cured, as described below.

Events of Default

Each of the following will be an “event of default” with respect to the Notes of a series:

•	we or Telcel fail to pay the principal of the Notes on its due date;

•	we or Telcel fail to pay interest on the Notes within 30 days after its due date;

•	we or Telcel remain in breach of any covenant in the indenture for the benefit of holders of the Notes, for 60 days after we receive a notice of default (sent by the trustee or the holders of not less than 25% in principal amount of the Notes) stating that we are in breach;

•	we or Telcel file for bankruptcy, or other events of bankruptcy, insolvency or reorganization or similar proceedings occur relating to us or Telcel;

•	we or Telcel experience a default or event of default under any instrument relating to debt having an aggregate principal amount exceeding U.S.$25 million (or its equivalent in other currencies) that constitutes a failure to pay principal or interest when due or results in the acceleration of the debt prior to its maturity;

•	a final judgment is rendered against us or Telcel in an aggregate amount in excess of U.S.$25 million (or its equivalent in other currencies) that is not discharged or bonded in full within 30 days; or

•	any guarantee of the Notes is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or Telcel, or any person acting on behalf of Telcel, denies or disaffirms its obligations under the guarantees of the Notes.

Remedies Upon Event of Default

If an event of default occurs and is not cured or waived, the trustee, at the written request of holders of not less than 25% in principal amount of the Notes of a series, may declare the entire principal amount of the Notes of that series to be due and payable immediately, and upon any such declaration the principal, any accrued interest and any additional amounts shall become due and payable. If, however, an event of default occurs because of a bankruptcy, insolvency or reorganization relating to us or any of our material subsidiaries, the entire principal amount of the Notes and any accrued interest and any additional amounts will be automatically accelerated, without any action by the trustee or any holder and any principal, interest or additional amounts will become immediately due and payable.

Each of the situations described above is called an acceleration of the maturity of the Notes of a series. If the maturity of the Notes of a series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the Notes of that series may cancel the acceleration for the Notes of that series, provided that all amounts then due (other than amounts due solely because of such acceleration) have been paid and all other defaults with respect to the Notes of that series have been cured or waived.

If any event of default occurs, the trustee will have special duties. In that situation, the trustee will be obligated to use those of its rights and powers under the indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs.

Except as described in the prior paragraph, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection, known as an indemnity, from expenses and liability. If the trustee receives an indemnity that is reasonably satisfactory to it, the holders of a majority in principal amount of the Notes of a series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the Notes of that series.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Notes of a series, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and the event of default has not been cured or waived;

•	the holders of not less than 25% in principal amount of the Notes of that series must make a written request that the trustee take action with respect to the Notes of that series because of the default and they or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after the above steps have been taken; and

•	during those 60 days, the holders of a majority in principal amount of the Notes of that series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the Notes of that series.

You will be entitled, however, at any time to bring a lawsuit for the payment of money due on any note held by you on or after its due date.

Book-entry and other indirect holders should consult their bank or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity.

Waiver of Default

The holders of not less than a majority in principal amount of the Notes of a series may waive a past default for the Notes of that series. If this happens, the default will be treated as if it had been cured. No one can waive a payment default on any note, however, without the approval of the particular holder of that note.

Modification and Waiver

There are three types of changes we can make to the indenture, the applicable supplemental indenture, and the Notes and guarantees.

Changes Requiring Each Holder’s Approval

The following changes cannot be made without the approval of each holder of the affected Notes of a series:

•	a change in the stated maturity of any principal or interest payment on the Notes;

•	a reduction in the principal amount, the interest rate or the redemption price for the Notes;

•	a change in the obligation to pay additional amounts;

•	a change in the currency of any payment on the Notes;

•	a change in the place of any payment on the Notes;

•	an impairment of the holder’s right to sue for payment of any amount due on its Notes;

•	a change in the terms and conditions of the obligations of the guarantor under the guarantees to make due and punctual payment of the principal, premium, if any, or interest in respect of the Notes;

•	a reduction in the percentage in principal amount of the Notes needed to change the indenture, the applicable supplemental indenture or the Notes or guarantees; and

•	a reduction in the percentage in principal amount of the Notes needed to waive our compliance with the indenture or the applicable supplemental indenture or to waive defaults.

Changes Not Requiring Approval

Some changes will not require the approval of holders of Notes of a series. These changes are limited to clarifications and changes that would not adversely affect the Notes of that series in any material respect.

Changes Requiring Majority Approval

Any other change to the indenture, the supplemental indenture, or the Notes or the guarantees will be required to be approved by the holders of a majority in principal amount of the Notes of a series. The required approval must be given by written consent.

The same majority approval will be required for us to obtain a waiver of any of our covenants in the indenture and the applicable supplemental indenture. Our covenants include the promises we make about merging and creating liens on our interests, which we describe above under “—Merger, Consolidation or Sale of Assets” and “—Covenants.” If the holders approve a waiver of a covenant, we will not have to comply with it. The holders, however, cannot approve a waiver of any provision in the Notes or guarantees, the indenture or the applicable supplemental indenture, as it affects any note, that we cannot change without the approval of the holder of that note as described under in “—Changes Requiring Each Holder’s Approval” above, unless that holder approves the waiver.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the Notes or request a waiver.

Defeasance

We may, at our option, elect to terminate (1) all of our or Telcel’s obligations with respect to the Notes of a series and the related guarantees (“legal defeasance”), except for certain obligations, including those regarding any trust established for defeasance and obligations relating to the transfer and exchange of the Notes, the replacement of mutilated, destroyed, lost or stolen Notes and the maintenance of agencies with respect to the Notes or (2) our or Telcel’s obligations under the covenants in the indenture, so that any failure to comply with such obligations will not constitute an event of default (“covenant defeasance”). In order to exercise either legal defeasance or covenant defeasance, we must irrevocably deposit with the trustee money or U.S. government obligations, or any combination thereof, in such amounts as will be sufficient to pay the principal, premium, if any, and interest (including additional amounts) in respect of the Notes then outstanding on the maturity date of the Notes, and comply with certain other conditions, including, without limitation, the delivery of opinions of counsel as to specified tax and other matters.

If we elect either legal defeasance or covenant defeasance with respect to the Notes of a series, we must so elect it with respect to all of the Notes of that series.

Special Rules for Actions by Holders

When holders take any action under the indenture or the applicable supplemental indenture, such as giving a notice of default, declaring an acceleration, approving any change or waiver or giving the trustee an instruction, we will apply the following rules.

Only Outstanding Notes are Eligible for Action by Holders

Only holders of outstanding Notes of a series will be eligible to vote or participate in any action by holders of Notes of that series. In addition, we will count only outstanding Notes of a series in determining whether the various percentage requirements for voting or taking action have been met. For these purposes, a note will not be “outstanding” if it has been surrendered for cancellation or if we have deposited or set aside, in trust for its holder, money for its payment or redemption.

Determining Record Dates for Action by Holders

We will generally be entitled to set any day as a record date for the purpose of determining the holders that are entitled to take action under the indenture or the applicable supplemental indenture. In some limited circumstances, only the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for an approval or other action to be taken by holders, that vote or action may be taken only by persons or entities who are holders on the record date and must be taken during the period that we specify for this purpose, or that the trustee specifies if it sets the record date. We or the trustee, as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action. In addition, record dates for any global notes may be set in accordance with procedures established by the depositary from time to time.

Payment Provisions

Payments on the Notes

For interest due on the interest payment dates, we will pay the interest to the holder in whose name the Note is registered at the close of business on the regular record date relating to the interest payment date. For interest due at maturity but on a day that is not an interest payment date, we will pay the interest to the person or entity entitled to receive the principal of the note. For principal due on the Notes at maturity, we will pay the amount to the holders of the Notes against surrender of the Notes at the proper place of payment.

The regular record dates relating to the interest payment dates for the Notes are August 15 for September 1 and February 15 for March 1. For the purpose of determining the holder at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 p.m., New York City time, on that day.

Payments on Global Notes. For Notes issued in global form, we will make payments on the Notes in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in a global note. An indirect holder’s right to receive those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated Notes. For Notes issued in certificated form, we will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at the holder’s address shown on the trustee’s records as of the close of business on the regular record date and we will make all other payments by check to the paying agent described below, against surrender of the note. All payments by check may be made in next-day funds, that is, funds that become available on the day after the check is cashed. If we issue Notes in certificated form, holders of Notes in certificated form will be able to receive payments of principal and interest on their Notes at the office of our paying agent maintained in New York City and, if the Notes are then listed on the Luxembourg Stock Exchange, at the office of our paying agent in Luxembourg. The rules of the Luxembourg Stock Exchange currently require cash or checks to be mailed to the addresses communicated by holders against the surrender of Notes at the office of the paying agent in Luxembourg, if not surrendered at the office of another paying agent.

Alternatively, if a holder holds a face amount of the Notes of at least U.S.$5,000,000 and the holder asks us to do so, we will pay any amount that becomes due on such Notes by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request wire payment, the holder must give the paying agent appropriate wire transfer instructions at least 10 business days before the requested wire payment is due. In the case of interest payments due on interest payment dates, the instructions must be given by the person or entity who is the holder on the relevant regular record date. In the case of any other payment, payment will be made only after the Notes are surrendered to the paying agent. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment When Offices Are Closed

If any payment is due on the Notes on a day that is not a business day, we will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture and the applicable supplemental indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the Notes or guarantees, the indenture or the applicable supplemental indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

“Business day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City or Mexico City generally are authorized or obligated by law, regulation or executive order to close. In the case of Notes in certificated form, the term “business day” also means a day on which banking institutions generally are open for business in the location of each office of a paying agent, but only with respect to a payment to be made at the office of such paying agent, and each office of a transfer agent, but only with respect to any actions to occur at that office.

Paying Agents

If we issue Notes in certificated form, we may appoint one or more financial institutions to act as our paying agents, at whose designated offices the Notes may be surrendered for payment at their maturity. We may add, replace or terminate paying agents from time to time, provided that if any Notes are issued in certificated form, so long as such Notes are outstanding, we will maintain a paying agent in New York City. We may also choose to act as our own paying agent. Initially, we have appointed the trustee, at its corporate trust office in New York City, as our principal paying agent. In addition, we will, for so long as any Notes are listed on the Luxembourg Stock Exchange, maintain a paying agent in Luxembourg. We must notify you of changes in the paying agents as described under “—Notices” below.

Unclaimed Payments

All money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to a holder will be repaid to us. After that two-year period, the holder may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Transfer Agents

We may appoint one or more transfer agents, at whose designated offices any Notes in certificated form may be transferred or exchanged and also surrendered before payment is made at maturity. Initially, we have appointed the trustee, at its corporate office in New York City, and J.P. Morgan Bank Luxembourg S.A. as transfer agents. We will maintain a transfer agent in Luxembourg, for so long as any Notes are listed on the Luxembourg Stock Exchange. We may also choose to act as our own transfer agent. We must notify you of changes in the transfer agents as described under “—Notices.” If we issue Notes in certificated form, holders of Notes in certificated form will be able to transfer their Notes, in whole or in part, by surrendering the Notes, with a duly completed form of transfer, for registration of transfer at the office of our transfer agent in New York City, JPMorgan Chase Bank, and, if the Notes are then listed on the Luxembourg Stock Exchange, at the office of our transfer agent in Luxembourg, J.P. Morgan Bank Luxembourg S.A. We will not charge any fee for the registration or transfer or exchange, except that we may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Notices

As long as we issue Notes in global form, notices to be given to holders will be given to DTC, in accordance with its applicable policies as in effect from time to time. If we issue Notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. For so long as any Notes are listed on the Luxembourg Stock Exchange and in accordance with the rules and regulations of the Luxembourg Stock Exchange, we will also publish all notices to the holders in a newspaper with general circulation in Luxembourg, which is expected to be the Luxemburger Wort.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Governing Law

The indenture, the supplemental indentures and the Notes and guarantees will be governed by, and construed in accordance with, the laws of the State of New York, United States of America.

Submission to Jurisdiction

In connection with any legal action or proceeding arising out of or relating to the Notes, the guarantees or the indenture or the applicable supplemental indenture (subject to the exceptions described below), each of we and the guarantor has agreed:

•	to submit to the jurisdiction of any New York state or U.S. federal court sitting in New York City, and any appellate court thereof;

•	that all claims in respect of such legal action or proceeding may be heard and determined in such New York state or U.S. federal court and will waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of the place of residence or domicile of we or the guarantor; and

•	to appoint CT Corporation System, with an office at 111 Eighth Avenue, New York, New York 10011, United States of America as process agent.

The process agent will receive, on behalf of each of us and the guarantor, service of copies of the summons and complaint and any other process which may be served in any such legal action or proceeding brought in such New York state or U.S. federal court sitting in New York City. Service may be made by mailing or delivering a copy of such process to us or the guarantor, as the case may be, at the address specified above for the process agent.

A final judgment in any of the above legal actions or proceedings will be conclusive and may be enforced in other jurisdictions, in each case, to the extent permitted under the applicable laws of such jurisdiction.

In addition to the foregoing, the holders may serve legal process in any other manner permitted by applicable law. The above provisions do not limit the right of any holder to bring any action or proceeding against either us or the guarantor or our or its properties in other courts where jurisdiction is independently established.

To the extent that either we or the guarantor has or hereafter may acquire or have attributed to us or it any sovereign or other immunity under any law, each of us and the guarantor has agreed to waive, to the fullest extent permitted by law, such immunity in respect of any claims or actions regarding our or its obligations under the Notes or the guarantees, respectively.

Currency Indemnity

Our obligations and the obligations of the guarantor under the Notes and the guarantees, respectively, will be discharged only to the extent that the relevant holder is able to purchase U.S. dollars with any other currency paid to that holder in accordance with any judgment or otherwise. If the holder cannot purchase U.S. dollars in the amount originally to be paid, we and the guarantor have agreed to pay the difference. The holder, however, agrees that, if the amount of U.S. dollars purchased exceeds the amount originally to be paid to such holder, the holder will reimburse the excess to us or the guarantor, as the case may be. The holder will not be obligated to make this reimbursement if we or the guarantor are in default of our or its obligations under the Notes or the guarantees.

Our Relationship with the Trustee

JPMorgan Chase Bank is initially serving as the trustee for the Notes. JPMorgan Chase Bank may have other business relationships with us from time to time. JPMorgan Chase Bank is an affiliate of J.P. Morgan Securities Inc., one of the initial purchasers of the Notes. Affiliates of J.P. Morgan Securities Inc. owned approximately 7.1% of our limited-voting L Shares outstanding as of December 31, 2003.

FORM OF NOTES, CLEARING AND SETTLEMENT

Global Notes

The Exchange Notes will be issued in the form of two registered notes in global form, without interest coupons (each referred to as a Global Note). Upon issuance, each of the Global Notes will be deposited with the Trustee as custodian for The Depository Trust Company (DTC) and registered in the name of Cede & Co., as nominee of DTC. Ownership of beneficial interests in each Global Note will be limited to persons who have accounts with DTC (DTC participants) or persons who hold interests through DTC participants. We expect that under procedures established by DTC ownership of beneficial interests in each Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the Global Notes).

Beneficial interests in the Global Notes may be credited within DTC to Euroclear Bank S.A./N.V. (Euroclear) and Clearstream, Luxembourg Banking, société anonyme (Clearstream, Luxembourg) on behalf of the owners of such interests.

Investors may hold their interests in the Global Notes directly through DTC, Euroclear or Clearstream, Luxembourg, if they are participants in those systems, or indirectly through organizations that are participants in those systems.

Beneficial interests in the Global Notes may not be exchanged for Notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

Interests in the Global Notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised that it is:

•	a limited purpose trust company organized under the New York State Banking Law;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the U.S. Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations; and certain other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC or its nominee is the registered owner of a Global Note, DTC or its nominee will be considered the sole owner or holder of the Notes represented by that Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note:

•	will not be entitled to have Notes represented by the Global Note registered in their names;

•	will not receive or be entitled to receive physical, certificated Notes; and

•	will not be considered the registered owners or holders of the Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTC to exercise any rights of a holder of Notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium, if any, and interest with respect to the Notes represented by a Global Note will be made by the Trustee to DTC’s nominee as the registered holder of the Global Note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary practices and will be the responsibility of those participants or indirect participants and not of DTC, its nominee or us.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream, Luxembourg will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream, Luxembourg. To deliver or receive an interest in a Global Note held in a Euroclear or Clearstream, Luxembourg account, an investor must send transfer instructions to Euroclear or Clearstream, Luxembourg, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, Luxembourg, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream, Luxembourg participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream, Luxembourg.

Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant that purchases an interest in a Global Note from a DTC participant will be credited on the business day for Euroclear or Clearstream, Luxembourg immediately following the DTC settlement date. Cash received in Euroclear or Clearstream, Luxembourg from the sale of an interest in a Global Note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account as of the business day for Euroclear or Clearstream, Luxembourg following the DTC settlement date.

DTC, Euroclear and Clearstream, Luxembourg have agreed to the above procedures to facilitate transfers of interests in the Global Notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Beneficial interests in the Global Notes may not be exchanged for Notes in physical, certificated form unless:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated Notes; or

•	certain other events provided in the indenture should occur, including the occurrence and continuance of an event of default with respect to the Notes.

In all cases, certificated Notes delivered in exchange for any Global Note will be registered in the names, and issued in any approved denominations, requested by the depository.

For information concerning paying agents and transfer agents for any Notes in certificated form, see “Description of Notes—Payment Provisions—Paying Agents” and “—Transfer Agents.”

TAXATION

The following summary of certain Mexican federal and U.S. federal income tax considerations is based on the advice of Franck, Galicia y Robles, S.C., with respect to Mexican federal taxes, and on the advice of Cleary, Gottlieb, Steen & Hamilton, New York, New York, with respect to U.S. federal income taxes. This summary contains a description of certain material Mexican federal and U.S. federal income tax consequences of the ownership and disposition of the Exchange Notes and the exchange of Old Notes for Exchange Notes, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to holders of Exchange Notes or a decision to exchange Old Notes for Exchange Notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Mexico.

This summary is based on the tax laws of Mexico and the United States as in effect on the date of this registration statement (including the Tax Treaty described below), as well as on rules and regulations of Mexico and regulations, rulings and decisions of the United States available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Holders of Old Notes considering an exchange of Old Notes for Exchange Notes should consult their own tax advisers as to the Mexican, United States or other tax consequences of the ownership and disposition of the Exchange Notes and the exchange of Old Notes for Exchange Notes, including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Mexican Tax Considerations

The following is a general summary of certain material consequences under the Mexican Ley del Impuesto sobre la Renta (the Mexican Income Tax Law) and rules and regulations thereunder, as currently in effect, of the ownership and disposition of the Exchange Notes and the exchange of Old Notes for Exchange Notes, by a holder that is not a resident of Mexico and that will not hold Exchange Notes, or a beneficial interest therein, in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “foreign holder”).

For purposes of Mexican taxation, tax residency is a highly technical definition which involves several factual situations. Generally, a natural person is a resident of Mexico if such person has established his or her home in Mexico, and a corporation is considered a resident if it is incorporated under the laws of Mexico or it has its center of interests in Mexico. Any determination of residence, however, should be made considering the particular situation of a person or legal entity. If a non-resident of Mexico is deemed to have a permanent establishment in Mexico, all income attributable to such permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Exchange of Old Notes for Exchange Notes

The exchange of Old Notes for Exchange Notes gives rise to no tax implications in Mexico.

U.S./Mexico and Other Tax Treaties

The United States and Mexico have entered into a Convention for the Avoidance of Double Taxation (collectively, with subsequent Protocols thereto, referred to as the “Tax Treaty”). Provisions of the Tax Treaty that may affect the taxation of certain United States holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters. Mexico has also entered into and is negotiating several other tax treaties for the avoidance of double taxation with other countries. This summary does not discuss the tax consequences of any such treaty. Holders of Old Notes considering an exchange of Old Notes for Exchange Notes should consult their own tax advisors as to the tax consequences, if any, of such treaties.

Under the Mexican Income Tax Law, in order for any benefits from the Tax Treaty or any other tax treaties to be applicable, residence for tax purposes must be demonstrated.

Payments of Interest, Principal and Premium, in Respect of the Exchange Notes

Under the Mexican Income Tax Law, payments of interest we make in respect of the Exchange Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a foreign holder will be subject to a Mexican withholding tax assessed at a rate of 4.9% if (1) the Exchange Notes are placed through banks or brokerage houses (casas de bolsa) in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, which is in effect, (2) the Exchange Notes are registered with the Special Section of the National Registry of Securities (Registro Nacional de Valores) (the “RNV”), and (3) the information requirements specified by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) (the “SHCP”) under its general rules are satisfied. In case such requirements are not met, the applicable withholding tax rate will be 10%. We believe that because the conditions described in (1) through (3) above will be satisfied, except as described below, the applicable withholding tax rate will be 4.9% and we expect to withhold tax at such rate.

Under general regulations published in the Diario Oficial de la Federación, which regulations are subject to amendment or repeal, the information requirements which must be satisfied, according to the SHCP, are generally that: (a) the Notes are registered in the Special Section of the RNV (and copies of the approval of such registration are filed with the SHCP), (b) we timely file with the SHCP, after completion of the transaction contemplated by this registration statement, certain information relating to the issuance of the Exchange Notes, (c) we timely file with the SHCP information representing that no party related to us, jointly or individually, directly or indirectly, is the effective beneficiary of 5% or more of the aggregate amount of each interest payment, and (d) we maintain records which evidence compliance with items (a), (b) and (c) above.

A higher withholding rate (currently up to a maximum of 33%) will be applicable when the effective beneficiaries of payments treated as interest, whether directly or indirectly, individually or collectively with related persons, who receive more than 5% of the aggregate amount of such payments on the Exchange Notes are (1) our shareholders who own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (2) entities more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them, or a third person holds an interest in the business or property of both persons.

Under the Mexican Income Tax Law payments of interest we make with respect to the Exchange Notes to a non-Mexican pension or retirement fund generally will be exempt from Mexican withholding taxes, provided that (1) the fund is the effective beneficiary of such interest income, (2) the fund is duly established pursuant to the laws of its country of origin, (3) the relevant interest income is exempt from taxation in such country, and (4) the fund is duly registered with the SHCP’s Registry of Banks, Finance Entities, Pension Funds and Foreign Investment Funds.

We have agreed, subject to specified exceptions and limitations, to pay additional amounts to the holders of Exchange Notes in respect of the Mexican withholding taxes mentioned above. If we pay additional amounts in respect of such Mexican withholding taxes, any refunds of such additional amounts will be for our account. See “Description of the Notes—Payment of Additional Amounts.”

Holders or beneficial owners of Exchange Notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligations to pay additional amounts may be limited as set forth under “Description of the Notes—Payment of Additional Amounts.”

Under the Mexican Income Tax Law, payments of principal we make to a foreign holder of the Exchange Notes will not be subject to any Mexican withholding or similar taxes.

Taxation of the Disposition of the Exchange Notes

The application of Mexican tax law provisions to capital gains realized on the disposition of Exchange Notes by foreign holders is unclear. We expect that no Mexican tax will be imposed on transfers of Exchange Notes between foreign holders effected outside of Mexico.

Other Mexican Taxes

A foreign holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings of Exchange Notes. There are no Mexican stamp, issue registration or similar taxes payable by a foreign holder with respect to Exchange Notes.

United States Tax Considerations

The following is a summary of certain material United States federal income tax considerations that may be relevant to a beneficial owner of Exchange Notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the Exchange Notes (a “U.S. holder”). It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular investor’s decision to invest in Exchange Notes.

In addition, this summary deals only with investors that are U.S. holders who acquire the Exchange Notes in the United States as part of the initial offering of the Exchange Notes, who will own the Exchange Notes as capital assets, and whose functional currency is the U.S. dollar. It does not address U.S. federal income tax considerations applicable to investors who own or are treated as owning 10% or more of our voting shares (including ADSs) or who may be subject to special tax rules, such as banks, regulated investment companies, real estate investment trusts, financial institutions, tax-exempt entities, insurance companies or dealers in securities or currencies, or persons that will hold Exchange Notes as a position in a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction.

Registration Rights and Exchange Offer

Neither the registration of the Old Notes pursuant to our obligations under the registration rights agreement nor the U.S. holder’s receipt of Exchange Notes in exchange for Old Notes will constitute a taxable event for U.S. federal income tax purposes. The exchanging U.S. holder will retain the tax basis in the Exchange Notes that the holder had in the Old Notes, and a U.S. holder’s holding period for the Exchange Notes will include such U.S. holder’s holding period for the Old Notes before such Old Notes were registered.

Payments of Interest and Additional Amounts

Payments of the gross amount of interest and additional amounts (as defined in “Description of the Exchange Notes—Payment of Additional Amounts,” i.e., including amounts withheld in respect of Mexican withholding taxes) with respect to an Exchange Note will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or are received, in accordance with the U.S. holder’s method of tax accounting. Thus, accrual method U.S. holders will report stated interest on the Exchange Note as it accrues, and cash method U.S. holders will report interest when it is received or unconditionally made available for receipt.

Foreign Source Income and Foreign Tax Credits

The Mexican withholding tax that is imposed on interest will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. tax law, for credit against a U.S. holder’s federal income tax liability or, at the U.S. holder’s election, for deduction in computing the holder’s taxable income. Interest and additional amounts paid on the Exchange Notes generally will constitute foreign source “passive income” or, in the case of certain U.S. holders, “financial services income.” Gain or loss realized by a U.S. holder on the sale or other disposition of an Exchange Note generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts.

Disposition of Exchange Notes

A U.S. holder generally will recognize gain or loss on the sale, redemption or other disposition of the Exchange Notes (other than an exchange of Old Notes for Exchange Notes, as described in “—Registration Rights and Exchange Offer”) in an amount equal to the difference between the amount realized on such sale, redemption or other disposition (less any amounts attributable to accrued but unpaid interest, which will be taxable as such) and the U.S. holder’s adjusted tax basis in the Exchange Notes. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the Exchange Notes have been held for more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Back-up Withholding

The paying agent may be required to file information returns with the U.S. Internal Revenue Service with respect to payments made to certain U.S. holders on the Exchange Notes. A U.S. holder may be subject to backup withholding on the payments that the U.S. taxpayer receives on the Exchange Notes unless such U.S. holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number on an IRS Form W-9, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under these rules will be allowed as a credit against such U.S. holder’s federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

A holder or beneficial owner of Exchange Notes that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on interest received on the Exchange Notes. In addition, a non-U.S. holder will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Exchange Notes unless, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

PLAN OF DISTRIBUTION

The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We and Telcel have agreed that, for a period of up to 120 days after the consummation of the exchange offer, we and Telcel will amend or supplement this prospectus, if requested by any broker-dealer for use in connection with any resale of Exchange Notes received in exchange for Old Notes.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers.

Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any Exchange Notes.

Any broker-dealer that resells Exchange Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of Exchange Notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 120 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to the prospectus to any broker-dealer that requests those documents. We have agreed to pay all expenses incident to the Exchange Offer, other than commissions or concessions of any brokers or dealers, and will indemnify any broker-dealer as a holder of the Exchange Notes against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF THE EXCHANGE NOTES

The validity of the Exchange Notes offered hereby will be passed upon by Cleary, Gottlieb, Steen & Hamilton, our United States counsel. Certain matters of Mexican law relating to the Exchange Notes will be passed upon by Franck, Galicia y Robles, S.C., our Mexican counsel.

Mr. Rafael Robles Miaja, a member of our Board of Directors and Corporate Secretary, is a partner at the firm Franck, Galicia y Robles, S.C.

EXPERTS

The consolidated financial statements of América Móvil, S.A. de C.V. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in our annual report on Form 20-F/A (Amendment No. 1) for the year ended December 31, 2003 incorporated by reference in this prospectus and registration statement have been audited by Mancera, S.C., a Member Practice of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon incorporated by reference elsewhere herein which, as to the years 2002 and 2001, is based in part on the report of PricewaterhouseCoopers, independent registered public accounting firm. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The consolidated financial statements of Telecom Americas Ltd. incorporated in this prospectus by reference from America Movil, S.A. de C.V.’s annual report on Form 20-F/A (Amendment No. 1) for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered chartered accounting firm, as stated in their report, which is incorporated by reference and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We and Telcel are corporations organized under the laws of Mexico, with our principal places of business (domicilio social) in Mexico City. In addition, most of our and Telcel’s respective directors, officers and controlling persons, as well as certain experts named in this prospectus, reside outside the United States, and all or a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon these persons or to enforce against them, either inside or outside the United States, judgments obtained against these persons in U.S. courts, or to enforce in U.S. courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action predicated upon civil liabilities under the U.S. federal securities laws. Based on the opinion of Franck, Galicia y Robles, S.C., our Mexican counsel, there is doubt as to the enforceability against these persons in Mexico, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We may from time to time make forward-looking statements in our reports to the SEC on Form 20-F and Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include the following:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

•	statements of our plans, objectives or goals, including those relating to competition, regulation and rates,

•	statements about our future economic performance or that of Mexico or other countries in which we operate,

•	competitive developments in the telecommunications sector in each of the markets where we currently operate,

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular, and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 12, include economic and political conditions and government policies in Mexico, Brazil or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in our SEC reports incorporated by reference in this prospectus.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or future developments.

You should evaluate any statements made by us in light of these important factors.

LISTING AND GENERAL INFORMATION

1. Application will be made to list the Exchange Notes on the Luxembourg Stock Exchange. The European Commission has proposed a Directive of the European Parliament and of the Council (2003/0045 (COD), the “Transparency Directive”) on the harmonization of transparency requirements relating to financial information of issuers whose securities are admitted for trading on a regulated market in the European Union, such as the Luxembourg Stock Exchange. If the Transparency Directive is adopted in Luxembourg in a manner that would require us to publish our financial statements according to accounting principles or standards that are materially different from those we apply in our financial reporting under the securities laws of Mexico and the United States or that would otherwise impose requirements on us that we determine in good faith are unduly burdensome, we may de-list the Exchange Notes. We will use our reasonable best efforts to obtain an alternative admission to listing, trading and/or quotation for the Exchange Notes by another listing authority, exchange and/or system within or outside the European Union, as we may reasonably decide. If such an alternative admission for listing of the Exchange Notes is not available to us or is, in our reasonable opinion, unduly burdensome, an alternative admission may not be obtained. Notice of any de-listing and/or alternative admission will be given as described under “Description of Notes—Notices.”

2. We have obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the Exchange Notes. Resolutions of our board of directors, dated February 10, 2004, authorized the issuance of the Exchange Notes. Resolutions of Telcel’s board of directors, dated February 27, 2004, authorized execution and delivery of the guarantees.

3. Except as described herein (or in the documents incorporated by reference herein), there are no pending actions, suits or proceedings against or affecting us or any of our subsidiaries or any of their respective properties, which, if determined adversely to us or any such subsidiary, would individually or in the aggregate have an adverse effect on our financial condition and that of our subsidiaries taken as a whole or would adversely affect our ability to perform our obligations under the Exchange Notes or which are otherwise material in the context of the issue of the Exchange Notes, and, to the best of our knowledge, no such actions, suits or proceedings are threatened.

4. Except as described herein (or in the documents incorporated by reference herein), since December 31, 2003, there has been no change (or any development or event involving a prospective change of which we are or might reasonably be expected to be aware) which is materially adverse to our financial condition and that of our subsidiaries taken as a whole.

5. Mancera, S.C., a Member Practice of Ernst & Young Global, independent auditors, Deloitte & Touche LLP and PricewaterhouseCoopers have each agreed to the incorporation by reference of their respective reports in this prospectus in the form and context in which they are included in our 2003 Form 20-F.

6. For so long as any of the Exchange Notes are outstanding and listed on the Luxembourg Stock Exchange, copies of the following items in English will be available free of charge from J.P. Morgan Bank Luxembourg S.A., our listing agent, at its office at 5, rue Plaetis, L-2338 Luxembourg, Luxembourg:

•	our audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003;

•	any related notes to these items.

For as long as any of the Exchange Notes are outstanding and listed on the Luxembourg Stock Exchange, copies of our current annual and interim financial statements may be obtained from our Luxembourg agent at its office listed above.

During the same period, the indenture and the supplemental indentures will be available for inspection at the offices of JPMorgan Chase Bank and J.P. Morgan Bank Luxembourg S.A. We currently publish our unaudited financial information on a quarterly basis. We do not prepare non-consolidated financial statements. Telcel does not publicly disclose or file its financial statements. We will, for so long as any notes are listed on the Luxembourg Stock Exchange, maintain a paying agent in New York as well as in Luxembourg.

7. In connection with the application for the Exchange Notes to be listed on the Luxembourg Stock Exchange, copies of our and Telcel’s constitutive documents (together with a certified English translation thereof) and a legal notice relating to the issue of the notes will be deposited with Commerce and Trade Register (Registre de Commerce et des Sociétés), where they may be inspected and copies obtained upon request. Additionally, copies of our constitutive documents are available at the office of J.P. Morgan Bank Luxembourg S.A., the paying agent in Luxembourg.

8. América Móvil, S.A. de C.V. is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México D.F., México. We were incorporated on September 29, 2000. Our corporate object, as stated in Article 3 of our bylaws, is to carry out any object not prohibited by law. We were registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263770.

9. Radiomóvil Dipsa, S.A. de C.V., also known as “Telcel,” is a corporation (sociedad anónima de capital variable) organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Edificio Telcel I, Piso 2, Colonia Anáhuac, 11320, México D.F., México. Telcel was incorporated on February 8, 1956. Telcel’s corporate object, as stated in Article 3 of Telcel’s bylaws, is to provide telecommunications services in Mexico and to take any other actions not prohibited by law. Telcel was registered in the Public Registry of Commerce of Mexico City on April 6, 1956 under the number 498.

10. The trustee for the Notes is JPMorgan Chase Bank, whose office is located at 4 New York Plaza, 15th Floor, New York, New York 10004. The terms and conditions of our appointment of JPMorgan Chase Bank as trustee, including the terms and conditions under which JPMorgan Bank may be replaced as trustee, are contained in the indenture and the supplemental indentures available for inspection at the offices of JPMorgan Chase Bank and J.P. Morgan Bank Luxembourg S.A.

11. The amount of our paid-in, authorized capital stock was Ps. 31,191 million at December 31, 2003. Our capital stock is comprised of three classes: Class AA Class A and Class L. Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder thereof to one vote solely on certain limited matters. The amount of Telcel’s paid-in, authorized capital stock was Ps. 1,088 million at December 31, 2003. For further information about our capital structure, including information about the number of shares outstanding in each class, see “Major Shareholders” in our 2003 Form 20-F, incorporated by reference herein.

12. The members of Telcel’s board of directors are Carlos Slim Helú, Daniel Hajj Aboumrad, Carlos José García Moreno Elizondo and Alejandro Cantú Jiménez. All of these individuals are either members of América Móvil’s board of directors or executive officers of América Móvil. Daniel Hajj Aboumrad, Fernando Benjamin Ocampo Carapia and Alejandro Cantú Jiménez are the chief executive officer, chief financial officer and general counsel, respectively, of Telcel.

ISSUER

América Móvil, S.A. de C.V.

Lago Alberto 366

Colonia Anáhuac

11320 México, D.F.

GUARANTOR

Radiomóvil Dipsa, S.A. de C.V.

Lago Alberto 366

Colonia Anáhuac

11320 México, D.F.

TRUSTEE, PRINCIPAL PAYING AGENT AND REGISTRAR

JPMorgan Chase Bank

Institutional Trust Services

4 New York Plaza, 15th Floor

New York, New York 10004

PAYING AGENTS, TRANSFER AGENTS AND EXCHANGE AGENTS

JPMorgan Chase Bank Institutional Trust Services 4 New York Plaza, 15th Floor New York, New York 10004	J.P. Morgan Bank Luxembourg S.A. 5, rue Plaetis L-2338 Luxembourg Luxembourg

INFORMATION AGENT

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

INDEPENDENT AUDITORS

Mancera, S.C.

(A Member Practice of Ernst & Young Global)

Corporativo Polanco

Jaime Balmes No. 8-Piso 5

Colonia Los Morales Polanco

11510 México, D.F.

LUXEMBOURG LISTING AGENT

J.P. Morgan Bank Luxembourg S.A.

5, rue Plaetis

L-2338 Luxembourg

Luxembourg

LEGAL ADVISORS TO THE ISSUER AND THE GUARANTOR

As to United States Law	As to Mexican Law

Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006	Franck, Galicia y Robles, S.C. Blvd. Manuel Avila Camacho No. 24, Piso 7 Colonia Lomas de Chapultepec 11000 México, D.F.